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Registration No. 333 – 145403

Explanatory Note: The following articles relate to clinical trials of Viprinex (ancrod) for acute ischemic stroke previously conducted by Knoll AG. Neurobiological Technologies, Inc. (the “Company”) has used certain of the data from these prior clinical trials to design the Company’s ongoing Phase 3 clinical trials of Viprinex for the same indication. These materials are being provided to supplement certain information in the Company’s preliminary prospectus, dated September 19, 2007, and are thus deemed to be a free-writing prospectus. For additional information regarding the Company and the offering to which this free-writing prospectus relates, please see the information below under the caption, “Free Writing Prospectus.”

Ancrod for the Treatment of Acute

Ischemic Brain Infarction

The Ancrod Stroke Study Investigators

Background and Purpose There is no acute therapy proven to be of benefit for ischemic stroke. Ancrod is a potentially effective therapy because of the advantageous consequences of fibrinogen lowering.

Methods We studied the safety and efficacy of ancrod in patients with acute ischemic stroke administered within 6 hours of stroke onset. In a double-blind, randomized, placebo-controlled trial 64 patients received intravenous ancrod and 68 received placebo for 7 days. Neurological outcome, disability, and brain infarct volume were measured.

Results There was no significant difference in overall mean scores on the Scandinavian Stroke Scale. No increase in bleeding occurred in the ancrod-treated patients. The target reduction of plasma fibrinogen levels of less than 100 mg/dL was achieved in only 15 (23%) of 64 ancrod-treated patients. Those patients with ancrod-induced 6-hour fibrinogen levels 130 mg/dL or less had a marginally significantly better neurological outcome on the Scandinavian Stroke Scale, mortality, and Barthel Index than ancrod-treated patients with higher fibrinogen levels.

Conclusions Ancrod appears safe and potentially effective when administered to patients within 6 hours of onset of ischemic stroke. (Stroke. 1994;25:1755-1759.)

Key Words • ancrod • cerebral infarction

Efficacy has not yet been established for any acute ischemic stroke therapy. Increased blood flow to ischemic brain may minimize the amount of infarcted brain tissue. The abilities of ancrod (Arvin, Knoll Pharmaceutical Co) to increase blood flow and to enhance spontaneous fibrinolysis are the basis for its study in acute ischemic stroke. Ancrod, a purified fraction of venom from the Malayan pit viper Agkistrodon rhodostoma, has been shown to produce rapid and effective defibrinogenation in humans.1 The 234-amino acid protease portion of ancrod shares structural similarities with thrombin.2,3 Ancrod catalyzes hydrolysis of an arginine-glycine sequence of the a chain of fibrinogen, thereby cleaving fibrinopeptide A but not the chemotactic fibrinopeptide B.4,5 This hydrolysis produces cross-linked particulate fibrin, which is rapidly removed from the circulation by the reticuloendothelial system. The resulting hypofibrinogenemia lowers blood viscosity, thus increasing blood flow, and anticoagulates, thus inhibiting further thrombus formation. Ancrod also stimulates release of plasminogen activator from the endothelium with concomitant reductions in plasminogen activator inhibitor and plasmin inhibitor, effects that may enhance local clot-specific thrombolysis.6 Increases in prostacyclin-stimulating factor may provide additional benefit by reducing platelet aggregation and inducing local vasodilatation.7,8 Despite these effects on coagulation, cerebral hemorrhage and other bleeding complications rarely occur.9,10

Ancrod has been used in Canada and Europe in the management of peripheral vascular disease,11,12 deep vein thrombosis,13-15 central retinal venous thrombosis,16 and prophylactically in patients at risk for thromboembolism.17,18 Patients with glomerulonephritis and glomerular fibrin deposits showed clinical and histological improvement after ancrod therapy.19 Ancrod is an alternative means of anticoagulation in patients with heparin-induced thrombocytopenia.20

A randomized, single-blind study of ancrod in 30 patients with ischemic stroke showed a benefit with ancrod on neurological scores and mortality without major bleeding complications.21 A double-blind, randomized, placebo-controlled pilot study of 20 patients with acute or progressing ischemic brain infarction showed reduced mortality and a statistically insignificant 30% improvement in neurological scores favoring ancrod.22 No major bleeding complications occurred. These studies suggesting the safety and efficacy of ancrod prompted the initiation of a multicenter, randomized, placebo-controlled treatment trial of ancrod in acute ischemic stroke, the results of which are presented here.

Subjects and Methods

Subjects

Patients eligible for enrollment in the study were between 35 and 80 years of age with onset of ischemic stroke within 6 hours of initiation of therapy. Eligible patients had no evidence of intracranial hemorrhage or hemorrhagic infarction by computed tomographic (CT) brain scan, were conscious, and had a Scandinavian Stroke Scale (SSS) score, excluding gait, of less than 40, thereby excluding patients with mild deficits. Other exclusion criteria included postoperative stroke, unstable angina or acute myocardial infarction within 4 weeks, renal or hepatic failure, or a disorder of platelets or coagulation. Informed consent was obtained before enrollment, and the protocol was approved by the Institutional Review Board of each participating institution. This multicenter study included 18 US and two German centers.

Received December 10, 1993; final revision received June 6, 1994; accepted June 6, 1994.

A list of the study participants appears at the end of this article.

Correspondence to David G. Sherman, MD, Professor of Medicine (Neurology), University of Texas Health Science Center, 7703 Floyd Curl Dr, San Antonio, TX 78284-7883.

© 1994 American Heart Association, Inc.

1756        Stroke    Vol 25, No 9    September 1994

Treatment Protocol

Study subjects were randomly allocated to receive either an initial intravenous infusion of ancrod (0.5 U/kg body wt) or placebo in 250 mL of normal saline over a 6-hour period. Subsequent daily infusions of ancrod or placebo on days 2 through 7 were based on a dosing schedule of from 0.15 to 0.42 U/kg depending on plasma fibrinogen level. The dose determinations were made by an unblinded independent colleague at each institution who was not involved in any other aspect of patient management or outcome assessment. The goal was to achieve a fibrinogen level of 70 to 100 mg/dL.

Assessment

The measures of neurological function chosen in this study were the SSS, the Barthel Index,23 and the Rapid Disability Rating Scale.24 The study goal was to determine whether ancrod conferred improved neurological outcome that exceeded any adverse consequences of the therapy. The primary end point was to demonstrate a statistically significantly better SSS score at 3 months, corrected for any baseline differences. Secondary efficacy variables included clinical, laboratory, and radiographic measures. Activities of daily living and level of physical performance were assessed by the Barthel Index and the Rapid Disability Rating Scale.

Because of difficulties conveying the meaning of aggregate scores, post hoc analyses were developed to assess more meaningful improvement. The proportion of patients in the two groups who achieved a meaningful neurological response from baseline to 3-month follow-up was assessed by determining whether each patient survived 10 days and made a “meaningful improvement” in motor or language function on the SSS, where meaningful improvement was defined as improvement by at least one grade and by two grades if the baseline score was the worst possible in that category. A meaningful functional response on the Barthel Index was defined as present if the 3-month total score was 90 or greater or as high as the estimated prestroke score (maximum possible score of 95 in this study).

A noncontrast CT scan was performed before study entry and repeated at 48 hours for hematoma and at 7 to 10 days after stroke for infarct volume. These scans were assessed for infarct volume and any evidence of hemorrhagic infarction or intracerebral hematoma.

Plasma was obtained at regular intervals during treatment for assay of fibrinogen, fibrinogen degradation products, and D-dimer. In addition, blood was obtained for assay of protein C activity, protein C antigen, total and free protein S, tissue plasminogen activator (TPA), inhibitor of plasminogen activator, a2-antiplasmin, plasminogen, and TPA antigen.

Statistical Analysis

Patients who died were given the poorest possible score on their SSS and Barthel Index evaluation. The total scores on these scales were transformed by means of the normal scores transformation.25 These transformed scores were then analyzed with a general linear model with baseline score, investigator site, treatment, and investigator-by-treatment interaction as terms. Investigators with less than five patients per treatment cell were pooled together for the analysis. The proportion of patients who died and who were considered neurological or functional responders were each analyzed with the c2 test for proportions. Time to death was analyzed by means of the modified Wilcoxon test to compare the survival distributions in the two treatments. All tests were two-sided and were carried out at the .05 significance level.

Results

One hundred thirty-two patients were enrolled in the study, with 64 randomized to ancrod and 68 to placebo. Table 1 outlines the characteristics of the patients at baseline. The mean age of patients enrolled was 67 years, and there was a predominance of men. Large-artery atherothrombotic or thromboembolic disease was the presumed stroke mechanism in 70% of cases. The mean interval from stroke onset to treatment was 4 hours and 56 minutes in the ancrod-treated group and 4 hours and 42 minutes in the placebo-treated group. None of the differences in Table 1 were significant.

TABLE 1. Characteristics of Patients According to Treatment Group

Characteristic	Ancrod		Placebo
n	64		68
Age, y	66.9	(40-87)	67.9	(48-86)
Men	43	(67%)	43	(63%)
Smokers	24		30
Hypertension	32		45
History of prior TIA	11		23
History of prior stroke	8		13
Etiology of qualifying stroke
Large-artery atherothrombosis	22		30
Large-artery atheroembolism	24		17
Cardiac embolus	4		11
Small vessel	14		9
Baseline SSS score	28		24
Barthel Index (prestroke)	93	(25-95)	92	(30-95)
RDRS score	20		20
Time from onset to treatment, min	296	(150-420)	282	(105-390)
Fibrinogen, mg/dL	319	(130-658)	350	(179-650)

TIA indicates transient ischemic attack; SSS, Scandinavian Stroke Scale; and RDRS, Rapid Disability Rating Scale. Values in parentheses are ranges unless otherwise indicated.

The target reduction in plasma fibrinogen level of less than 100 mg/dL was achieved by 6 hours in only 15 (23%) of the 64 ancrod-treated patients. The failure to achieve this treatment goal was the result of an underestimate of the dose of ancrod required and an attempt to avoid potential bleeding complications resulting from excessive lowering of the plasma fibrinogen. The failure to recognize this inadequate response before study completion resulted from triple blinding of patients, investigators, and the sponsor, with no one on the investigative team aware of the problem until the study had ended.

Although the baseline-corrected 3-month SSS score was higher in ancrod-treated (39) than in placebo-treated (35) patients, this difference was not significant (Table 2). A higher proportion of patients made meaningful neurological responses in the ancrod group (78%) than in the placebo group (57%; P=.018). While it is true that the definition of meaningful neurological response favored patients with milder deficits at baseline (since they were not required to improve as much as those with more severe deficits), this potential bias did not appear when patients were analyzed in accordance with the baseline motor or speech score being the worst possible: the proportion of responders in patients with either a worst arm or speech score at baseline was 75% (27/36) in the ancrod group versus 54% (22/41) in the placebo group; this 21% difference in proportions was somewhat greater than the 17% difference in patients with neither worst baseline score, where the proportions were 82% (23/28) for ancrod versus 65% (17/26) for placebo. Overall, the median Barthel scores at 3 months were 85 in the ancrod group and 65 in the placebo group, a nonsignificant difference. The proportion of patients achieving a meaningful functional response (not available in 3 patients), however, was 50% (31/62) with ancrod versus 34% (23/67) with placebo (P=.071). Modified to require a perfect or prestroke Barthel Index score, the proportions were 45% (28/62) with ancrod versus 28% (19/67) with placebo (P=.048).

Ancrod Stroke Study Investigators    Ancrod for Acute Ischemic Stroke        1757

TABLE 2. Outcomes of Patients According to Treatment Group

Characteristic	Ancrod		Placebo		P
n	64		68
Deaths at 1 y	8		14		NS
Deaths at 1 mo	3		10.054
SSS score
Baseline (median)	28		24		NS
3 mo
Adjusted mean	37.9		35.7
Median	39.0		35.0		.221
Neurological responders*	50	(78%)	39	(57%)	.018
Barthel Index score
Prestroke estimate†	93	(25-95)	92	(30-95)
3 mo	85		65.2027
6 mo	85		75.4445
Functional responders‡	31	(48%)	23	(34%)	.071
RDRS score (3 mo)	26		32.1541
Overall global response excellent or good	40	(63%)	34	(50%)
CT infarct volume, cm3	13.3	(0-139)	30.6	(0-386)	.048

SSS indicates Scandinavian Stroke Scale; RDRS, Rapid Disability Rating Scale; and CT, computed tomography. Values in parentheses are ranges unless otherwise indicated.

*	A meaningful response on the SSS was defined as survival beyond 10 days with a motor score in the affected arm or a speech score that improved by at least one grade and by two if the baseline score was the worst possible.
†	The Barthel Index scale used in this study had a maximum possible score of 95 rather than the more typical 100.
‡	A meaningful response on the Barthel Index was defined as present if the 3-month total score was ≥90 or as high as the prestroke score.

CT scan data recording was incomplete. Six centers enrolled at least 10 patients each (one German and five US centers). The retrieval of CT scans was incomplete at one of the five US centers. It was therefore decided to omit all scans from that hospital in the analysis rather than introduce a possible unrecognizable bias. Brain infarct volumes were determined on all scans from the 56 patients who had survived and remained in the hospital for the 7- to 10-day scan in the remaining four high-recruiting US centers. The median infarct volume in the ancrod-treated group was 13.3 cm3 (range, 0 to 139 cm3) compared with a volume of 30.6 cm3 (range, 0 to 386 cm3) in the placebo-treated group (P=.0476).

The occurrence of thrombotic events, including myo-cardial infarction, pulmonary embolus, phlebitis, and recurrent ischemic stroke, was determined. There were nine thrombotic events in each of the treatment groups.

The majority of ancrod-treated patients did not attain the desired fibrinogen level of 70 to 100 mg/dL. The median 6-hour fibrinogen level in the 57 ancrod-treated patients measured was 130 mg/dL; fibrinogen levels were not available for the other 7 patients at 6 hours.

An analysis was initiated to examine the outcome of those ancrod-treated patients whose fibrinogen levels at 6 hours were below or above the median value of 130 mg/dL (Table 3). Patients attaining 6-hour fibrinogen levels at or below the median had a median Barthel Index score at 3 months of 95 (a perfect score) compared with a median of 75 for those with fibrinogen levels above the median. When we used the criterion of functional responder in the 55 ancrod-treated patients with relevant Barthel data, 64% (18/28) of the patients with 6-hour fibrinogen levels of 130 mg/dL or less were responders compared with only 37% (10/27) of those with higher fibrinogen levels (P=.043). For the SSS, the 3-month score corrected for baseline was 42 for ancrod-treated patients with 6-hour fibrinogen levels at or below 130 mg/dL versus 36 for those with higher fibrinogen levels, a difference that just missed significance (P=.053).

TABLE 3. Outcome vs Fibrinogen Level

	Ancrod
	Fib ≤ 130 mg/dL		Fib > 130 mg/dL		Placebo
n	28		27		68
SSS score	42		36		35
Neurological responders*	23	(82%)	22	(81%)	39	(57%)
Barthel Index score†	95		75		65
Functional responders‡	18	(64%)	10	(37%)	23	(34%)

Fib indicates fibrinogen plasma level; SSS, Scandinavian Stroke Scale.

*	A meaningful response on the SSS was defined as survival beyond 10 days with a motor score in the affected arm or a speech score that improved by at least one grade and by two if the baseline score was the worst possible.
†	The Barthel Index scale used in this study had a maximum possible score of 95 rather than the more typical 100.
‡	A meaningful response on the Barthel Index was defined as present if the 3-month total score was ≥90 or as high as the prestroke score.

The anticipated effects of ancrod on the measures of the fibrinolytic system were observed. There were significant declines in a2-antiplasmin and inhibitor of plasminogen activator. There was a significant increase in D-dimer. No significant change was present in protein C activity, protein C antigen, total and free protein S, or TPA antigen. The detailed results of the coagulation studies are in preparation for a separate publication.

One-year mortality (see Table 2) appeared to be somewhat lower in the ancrod than in the placebo group, and the difference just missed significance (P=.054) for 1-month mortality. Major adverse events were not increased in the ancrod-treated patients (Table 4). Two of the placebo-treated and none of the ancrod-treated patients had major bleeding episodes, with the subdural hematomas in the placebo group occurring 4 and 11 months after stroke. There was an increase in minor bleeding episodes in the ancrod-treated patients, including hematuria, epistaxis, and skin ecchymoses. Six ancrod- and seven placebo-treated patients had asymptomatic hemorrhagic infarction. Neither deaths nor serious hemorrhagic adverse events were increased in ancrod-treated patients with low versus high 6-hour fibrinogen levels. Thirty-seven (28%) of the patients were receiving aspirin at the time of enrollment. Adverse bleeding episodes were not increased in these patients.

1758        Stroke    Vol 25, No 9    September 1994

TABLE 4. Adverse Events

	Ancrod	Placebo
Major bleeding
Subdural	0	2
Minor bleeding
Hemorrhagic infarct	6	7
Hematuria	5	0
Retinal, Gl, joint	3	0
Epistaxis	3	1
Ecchymoses	4	1
Vaginal hematoma	1	0
Other	1	0

Total events	23	11
Total patients	18	9

Gl indicates genitourinary.

Discussion

This study suggests that ancrod may be a safe and potentially beneficial therapy for acute ischemic stroke. Clinically important bleeding complications were not increased in the ancrod-treated patients. Plasma fibrinogen levels were reduced, although not to the target level of less than 100 mg/dL in the majority of subjects receiving ancrod. There was no statistically significant difference in the neurological stroke scale scores between the two groups. In the ancrod-treated patients with plasma fibrinogen levels below the median of 130 mg/dL, the difference favoring ancrod for SSS score, mortality, and Barthel Index just missed significance. While these results are supportive, they are nonetheless derived from post hoc subgroup analysis and must be confirmed in additional properly designed studies. A randomized, double-blind treatment trial with emphasis on more rapid treatment and consistent lowering of plasma fibrinogen levels is currently under way.

Appendix

Writing Committee for this report: D.G. Sherman, P. Barbour, D. Levy, C. Olinger, E.B. Ringelstein

Knoll Coordinating and Statistical Center: David E. Levy, MD, Keiko Aogaichi, MD, Jessica V. Hackett, Diane Licursi, Carla Anne Bodisch, Robert O’Brien, PhD, Susan Martin, Gerald Fava, Blaine Morgan, J. Anthony McGuire, Volker Eschenfelder, MD (Ludwigshafen a/Rhein, Germany)

Monarch Foundation Data Management and Statistical Center: Adam Klette, MS, Thomas Tomsick, MD

Coagulation Studies: Pia Glas-Greenwalt, MD, Victor Pollack, MD (Cincinnati, Ohio)

Safety Monitoring Committee: Richard Kronmal, PhD, Mark Dyken, MD, Joseph Loscalzo, MD

Clinical Centers

The Ancrod Stroke Study Investigators are the following (centers are listed in order of the number of patients enrolled): Lehigh Valley Hospital Center, Allentown, Pa: Peter Barbour, MD, John Castaldo, MD, Donna Jenny, RN, Robert Post, MD. Rheinisch-Westfalische-Hochschule, Aachen, Münster, Germany: Eric B. Ringelstein, MD, Cornelius Weiller, MD, Wolfgang Mullges, MD. University of Cincinnati (Ohio): Charles Olinger, MD, Joseph P. Broderick, MD, Thomas Brott, MD, William Barsan, MD, Judy Spilker, BSN, Rosie Miller, RN, Edwin T. Barret, PhD, Rashmikant U. Kothari, MD, Robert Reed, MD, Steven Dumbauld, MD, John Steiner, MD, David G. Wilson, MD, Robert M. Osborne, MD. University of Texas Health Science Center, San Antonio: Robert G. Hart, MD, Merrill C. Kanter, MD, Charles Tegeler, MD, David G. Sherman, MD, Carla P. Sherman, RN. Barrow Neurological Institute, Phoenix, Ariz: James L. Frey, MD, Heidi Jahnke, RN, John Wittimore, RPh, Sylvia Lapaglia. Veterans Administration Hospital, Kansas City, Mo: Louis T. Giron, MD, James Otto, MD, Robert Talley, MD, James Davis, MD. Oregon Health Sciences University, Portland: Bruce Coull, MD, Robert Norton, MD, Dennis Briley, MB, BS, Jerris Hedges, MD, Patricia DeGarmo, ANP. Shallowford Community Hospital, Northlake Regional Medical Center, Atlanta, Ga: Howard S. Rosing, MD, PhD, Mark I. Harris, MD, David R. Lesch, MD, Diane Blum, RN. University of California, San Diego: John Rothrock, MD, Patrick Lyden, MD, Mark Brody, MD, Nancy Kelly, RN, BSN, Traci Babcock, RN. Holy Cross Hospital, Salt Lake City, Utah: David Smith, MD. Krankenhaus Proz am Rhein, Germany: Volker Hossmann, MD. Parkway Regional Hospital, Humana Biscayne Hospital, Miami, Fla: Richard P. Singer, MD, Daryl Miller, RN. Medical College of Pennsylvania, Philadelphia: Milton Alter, MD, PhD. Medical University of South Carolina, Charleston: E.L. Hogan, MD, John Plyler, MD, Ann Brewer, MD, Jerome Kurent, MD, J. Neil Marshall, MD, David Bachman, MD, Bonnie K. Muntz, BSN, RN. University of Vermont Health Center, Burlington: Jonathan Dissis, MD, Patricia Krusinski, William Jones, MD. University of Illinois at Chicago: Cathy M. Helgason, MD, Julie A. Hoff, RN, MPH, Francine G. Dela Cruz, PharmD. Saint Louis University Medical Center, St Louis, Mo: Camilo R. Gomez, MD, John B. Selhorst, MD, Melissa S. Jedlicka, RN. The Graduate Hospital, Philadelphia, Pa: Howard I. Hurtig, MD, Brett E. Skolnick, PhD. Rochester General Hospital (NY): Joshua Hollander, MD, Gerald W. Honch, MD, Cheryl Weber, MS, RN, C, CRRN, CNRN, John Olson, MD. Poudre Valley Hospital, Fort Collins, Colo: Gerald C. Mclntosh, MD, Georgie Knaub, RN.

References

1.	Reid H, Chan K, Thean P. Prolonged coagulation defect (defibrination syndrome) in Malayan viper bite. Lancet. 1963;l:621-626.

2.	Burkhart W, Smith GF, Su JL, Parikh I, LeVine H. Amino acid sequence determination of ancrod, the thrombin-like alpha- fibrinogenase from the venom of Agkistrodon rhodostoma. FEBS Lett. 1992;297:297-301.

3.	Soutar RL, Ginsberg JS. Anticoagulant therapy with ancrod. Crit Rev Oncol Hematol. 1993;15:23-33.

4.	Ewar M, Hatton M, Basford J, Dodgson KS. The proteolytic action of Arvin in human fibrinogen. Biochem J. 1970;117:603-610.

5.	Holleman W, Coen L. Characterization of peptides released from human fibrinogen by Arvin. Biochem Biophys Acta. 1970;200: 581-590.

6.	Pollak VE, Glas-Greenwalt P, Olinger CP, Wadhwa NK, Myre SA. Ancrod causes rapid thrombolysis in patients with acute stroke. Am J Med Sci. 1990;299:319-325.

Ancrod Stroke Study Investigators    Ancrod for Acute Ischemic Stroke        1759

7.	Walter M, Nyman D, Krajne V, Duchert F. The activation of plasma factor XIII with the snake venom enzymes ancrod and Batrodoxin marajoensis. Thromb Haemost. 1977;38:438-446.

8.	Kant KS, Dosekun AK, Chandran KG, Glas-Greenwalt P, Weiss MA, Pollak VE. Deficiency of a plasma factor stimulating vascular prostacyclin generation in patients with lupus nephritis and glomerular thrombi and its correction by ancrod: in-vivo and in-vitro observations. Thromb Res. 1982;27:651-658.

9.	Lowe GDO. Defibrination blood flow and blood rheology. Clin Hemorheol. 1984;4:15-28.

10.	Bell WR. Defibrinogenating enzymes. In: Colman RW, Hirsh J, Marder VJ, Salzman EW, eds. Hemostasis and Thrombosis: Basic Principles and Clinical Practice. Philadelphia, Pa: JB Lippincott Co; 1987:886-900.

11.	Dormandy J, Reid H. Controlled defibrination in the treatment of peripheral vascular disease. Angiology. 1978;29:80-88.

12.	Tonnesen K, Sager P, Gormsen J. Treatment of severe foot ischemia by defibrination with ancrod: a randomized blind study. Scand J Clin Lab Invest. 1978;38:431-437.

13.	Bell W, Pitney W, Oakley L, Goodwin JF. Therapeutic defibrination in the treatment of thrombotic disease. Lancet. 1968;1: 490-493.

14.	Sharp A, Warren B, Paxton A, Allington MJ. Anticoagulant therapy with a purified fraction of Malayan pit viper venom. Lancet. 1968;l:493-499.

15.	Davies J, Sharp A, Merrick M, Holt JM. Controlled trial of ancrod and heparin in the treatment of deep vein thrombosis of the lower limb. Lancet. 1972;1:113-115.

16.	Gent A, Ingram G, Arocha-Pimango C, Fenton P, Buckley RJ. Central retinal vein thrombosis: serial treatment with defibrination, aspirin and plasminotropic drugs. Thromb Res. 1979;14: 61-66.

17.	Barrie W, Wood E, Crumlish P, Forbes CD, Prentice CRM. Low dosage ancrod for prevention of thrombotic complications after surgery for fractured neck of femur. Br Med J. 1974;4:130-133.

18.	Lowe GD, Morrice JJ, Fulton A, Forbes CD, Prentice CR, Barbenel JC. Subcutaneous ancrod after operation for fractured hip: a dose-ranging and feasibility study. Thromb Haemost. 1978; 40:134-143.

19.	Pollak VE, Glueck HI, Weiss MA, Lebron-Berges A, Miller MA. Defibrination with ancrod in glomerulonephritis: effects on clinical and histologic findings and on blood coagulation. Am J Nephrol. 1982;2:195-207.

20.	Demers C, Ginsberg JS, Brill-Edwards P, Panju A, Warkentin TE, Anderson DR, Turner C, Kelton JG. Rapid anticoagulation using ancrod for heparin-induced thrombocytopenia. Blood. 1991;78: 2194-2197.

21.	Hossman V, Heiss W-D, Bewermeyer H, Wiedemann G. Controlled trial of ancrod in ischemic stroke. Arch Neural. 1983;40: 803-808.

22.	Olinger CP, Brott TG, Barsan WG, Hedges JR, Glas-Greenwalt P, Pollak VE, Spilker J, Eberle R. Use of ancrod in acute or progressing ischemic cerebral infarction. Ann Emerg Med. 1988; 17: 1208-1209.

23.	Mahoney FI, Barthel DW. Functional evaluation: the Barthel index. Md State Med J. 1965;14:61-65.

24.	Linn MW, Linn BS. The Rapid Disability Rating Scale, II. J Am Geriatr Soc. 1982;30:378-382.

25.	Lehmann EL. Nonparametrics: Statistical Methods Based on Ranks. San Francisco, Calif: Holden-Day; 1975:96.

Free-Writing Prospectus

Neurobiological Technologies, Inc. (the “issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 415-248-5600.

A copy of the above-referenced prospectus can be accessed through the following hyperlink:

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Intravenous Ancrod for Treatment

of Acute Ischemic Stroke

The STAT Study: A Randomized Controlled Trial

David G. Sherman, MD

Richard P. Atkinson, MD

Thomas Chippendale, MD

Kenneth A. Levin, MD

Ken Ng, MD

Nancy Futrell, MD

Chung Y. Hsu, MD

David E. Levy,

MD for the STAT Participants

ANCROD, A PURIFIED FRACTION of venom from the Malaysian pit viper (Calloselasma rhodostoma), induces rapid defibrinogenation in humans by splitting fibrinopeptide A from fibrinogen.1,2 Monitoring fibrinogen levels permits control of defibrinogenation. Although ancrod does not directly affect any other coagulation factors or hematological components, rapid defibrinogenation does.1,3 Defibrinogenation produces anticoagulation by depleting the substrate needed for thrombus formation. Depletion of fibrinogen also decreases blood viscosity, resulting in improved blood circulation.4 Products of defibrinogenation may also enhance local clot-specific thrombolysis by stimulating endogenous plasminogen activators.5

Ancrod has been used in Europe and Canada since the 1970s as reperfusion therapy for clinical conditions such as peripheral vascular disease, deep vein thrombosis, and central retinal venous thrombosis.1,6-11 Ancrod also has been used prophylactically for thromboembolism and as an alternate anticoagulant in the setting of heparin-induced thrombocytopenia.12-16 At present, ancrod is being marketed only in Canada.

For editorial comment see p 2440.

Context Approved treatment options for acute ischemic stroke in the United States and Canada are limited at present to intravenous tissue-type plasminogen activator, but bleeding complications, including intracranial hemorrhage, are a recognized complication.

Objective To evaluate the efficacy and safety of the defibrinogenating agent ancrod in patients with acute ischemic stroke.

Design The Stroke Treatment with Ancrod Trial (STAT), a randomized, parallel-group, double-blind, placebo-controlled trial conducted between August 1993 and January 1998.

Setting Forty-eight centers, primarily community hospitals, in the United States and Canada.

Patients A total of 500 patients with an acute or progressing ischemic neurological deficit were enrolled and included in the intent-to-treat analysis.

Interventions Patients were randomly assigned to receive ancrod (n=248) or placebo (n=252) as a continuous 72-hour intravenous infusion beginning within 3 hours of stroke onset, followed by infusions lasting approximately 1 hour at 96 and 120 hours. The ancrod regimen was designed to decrease plasma fibrinogen levels to 1.18 to 2.03 µmol/L.

Main Outcome Measures The primary efficacy end point was functional status, with favorable functional status defined as survival to day 90 with a Barthel Index of 95 or more or at least the prestroke value, compared by treatment group. Primary safety variables included symptomatic intracranial hemorrhage and mortality.

Results Favorable functional status was achieved by more patients in the ancrod group (42.2%) than in the placebo group (34.4%; P=.04) by the prespecified covariate-adjusted analysis. Mortality was not different between treatment groups (at 90 days, 25.4% for the ancrod group and 23% for the placebo group; P=.62), and the proportion of severely disabled patients was less in the ancrod group than in the placebo group (11.8% vs 19.8%; P=.01). The favorable functional status observed with ancrod vs placebo was consistent in all subgroups defined for age, stroke severity, sex, prestroke disability, and time to treatment (#3 or .3 hours after stroke onset). There was a trend toward more symptomatic intracranial hemorrhages in the ancrod group vs placebo (5.2% vs 2.0%; P=.06), as well as a significant increase in asymptomatic intracranial hemorrhages (19.0% vs 10.7%; P=.01).

Conclusion In this study, ancrod had a favorable benefit-risk profile for patients with acute ischemic stroke.

JAMA. 2000;283:2395-2403	www.jama.com

Author Affiliations and Financial Disclosure are listed at the end of this article.

A complete list of the STAT Participants appears at the end of this article.

Corresponding Author and Reprints: David G. Sherman, MD, Division of Neurology, University of Texas Health Science Center, 7703 Floyd Curl Dr, San Antonio, TX 78284-7883 (e-mail: sherman@uthscsa.edu).

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Table 1. Study Entry Criteria*

Inclusion Criteria
Ischemic stroke (any vascular territory)
Symptoms lasting at least 30 minutes
Treatment to begin within 3 hours of stroke onset
Adult patients ($18 years old)

Exclusion Criteria
Clinical or CT evidence of brain hemorrhage
CT evidence of potentially progressive lesion (eg, neoplasm)
Very mild stroke (pretreatment SSS score, excluding gait, >40)
Coma
Prior stroke within 6 weeks
Deficit from TIA within 3 hours
Ipsilateral neurological deficit from prior stroke interfering with evaluation
Deficit attributed to migraine, hypoglycemia, or sequelae of recent seizure
Recent or anticipated surgery
Hypertension (systolic BP >185 mm Hg or diastolic BP >105 mm Hg) or hypotension (systolic BP <90 mm Hg) on any of 2 measurements taken within approximately 30 minutes before treatment
Labile BP (systolic BP differing by >30 mm Hg) on 2 BP measurements taken within approximately 30 minutes before treatment
Antihypertensive medication given within 15 minutes before treatment
Thrombolytic therapy within 1 week or anticipated
Coagulation disorder (patients taking anticoagulants were eligible if their pretreatment prothrombin time was <14 seconds [or INR was <1.3] and if aPTT was <45 seconds)
Thrombocytopenia (platelet count <100 × 109/L)
Prior treatment with ancrod

*	CT indicates computed tomography; SSS, Scandinavian Stroke Scale; TIA, transient ischemic attack; BP, blood pressure; INR, international normalized ratio; and aPTT, activated partial thromboplastin time.

Evaluation of ancrod for acute ischemic stroke began with 2 studies published in the 1980s.17,18 These randomized trials of 20 and 30 patients suggested that ancrod was both safe and beneficial in stroke patients. This experience led to a double-blind, randomized, placebo-controlled study of ancrod in 132 patients treated within 6 hours of stroke onset.19 In that study, patient-weighted analysis demonstrated significant benefit favoring ancrod (P=.04) for the prespecified primary end point of neurological function, measured by the Scandinavian Stroke Scale (SSS; patient-weighted analysis not reported); no patient who received ancrod had a symptomatic intracranial hemorrhage. Trends favoring ancrod also were seen on the Barthel Index (BI) of functional capability and for mortality.

The Stroke Treatment with Ancrod Trial (STAT) was designed to investigate the efficacy and safety of ancrod in patients treated within 3 hours of acute ischemic stroke. Treatment effects also were assessed in subpopulations based on important pretreatment variables, including age, sex, pretreatment SSS score, and time to treatment.

METHODS

Study Design and Patients

STAT was a multicenter, parallel-group, double-blind, randomized, placebo-controlled study with a 5-day treatment period and a 3-month follow-up period. Patients with an acute or progressing ischemic neurological deficit in any vascular territory were eligible. Treatment was to begin between 30 minutes and 3 hours after symptom onset; because of safety observed previously in patients starting ancrod up to 6 hours after stroke onset,19 the 3-hour limit was sometimes relaxed.

To eliminate patients with probable transient ischemic attack, patients with rapidly improving neurologic deficits or mild deficits (pretreatment SSS score, excluding gait, >40) were excluded. The SSS (range, 0 [worst] to 46 [best]) primarily evaluates motor function and speech20 and has been used in other stroke studies with high levels of interobserver agreement.21 Postural hypotension associated with standing may worsen the stroke deficit; therefore, standing is discouraged in patients with acute stroke and evaluation of gait was excluded from these analyses. Patients with prior strokes were eligible if residual deficits did not interfere with evaluation of their acute stroke. Computed tomographic (CT) evidence of the acute stroke did not exclude patients, and there was no upper age limit. Study entry criteria are listed in TABLE 1.

The study was approved by the institutional review board at each participating hospital. Signed written informed consent was obtained from all patients or their representatives. An un-blinded safety committee received reports of all deaths and serious adverse events. In addition to this ongoing review of safety, the committee reviewed 2 prespecified interim analyses to ensure that futility or efficacy bounds had not been exceeded. On US approval of tissue-type plasminogen activator (tPA) for stroke in 1996, the safety committee issued a letter to investigators supporting continued participation in the study, and consent forms were modified to acknowledge the availability of an approved treatment.

Treatment and Randomization

Identical-appearing supplies containing 1-mL (70-IU) ampules of ancrod or isotonic sodium chloride solution (placebo) in sequentially numbered pre-packs were prepared by the supplier (Knoll Pharmaceutical Co, Mount Olive, NJ) for patients at each site, following a 1:1 randomization program in block sizes of 4 generated by a statistician.

Patients received ancrod or placebo as a continuous 72-hour infusion, followed by infusions lasting approximately 1 hour, given at approximately 96 (range, 90-102) and 120 (range, 114-126) hours after treatment was started. The target fibrinogen level in ancrod patients

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ANCROD IN ACUTE ISCHEMIC STROKE

was 1.18 to 2.03 µmol/L. Ancrod was administered at initial infusion rates of 0.167, 0.125, and 0.082 IU/kg per hour based on pretreatment fibrinogen levels of more than 13.23, 10.29 to 13.20, and 2.94 to 10.26 µmol/L, respectively. Fibrinogen levels were measured before treatment and at prespecified and increasing intervals during treatment. More frequent fibrinogen measurements were advised for patients with fibrinogen levels outside the target range after 12 hours. The 96- and 120-hour infusions were calculated to deliver a full day’s dose.

While receiving ancrod or placebo, patients were not to receive aspirin, anticoagulants, thrombolytic agents, dextran, or other drug therapies that might affect the fibrinolytic system (eg, e-ami-nocaproic acid, tranexamic acid). After completion of intravenous treatment, patients were permitted to receive standard prophylactic therapy (eg, aspirin or warfarin) throughout the 3-month follow-up.

To preserve the blind, patients’ treatment assignments were known only by the supplier’s clinical packaging group and were kept in a sealed envelope by the statistician until database lock. The clinical staffs received no information about the method used to generate the randomization, the randomization itself, or the block size. Fibrinogen measurement results were provided only to an unassociated, unblinded dosing supervisor at each site (usually a research pharmacist), who calculated adjustments to the infusion rate based on a dosing algorithm provided by the supplier. Laboratories reporting results by computer were required by the supplier to restrict results to computers in the laboratory and pharmacy. The safety committee provided unblinded dosing supervisors with schedules for fibrinogen level determinations and infusion rate adjustments in placebo patients that matched the actual changes in dosing used at other sites for individual ancrod patients. Investigators were informed that bruising and minor bleeding had occurred in both the ancrod and placebo arms of a previous study.19

Primary Efficacy and Safety Measures

The primary efficacy variable was favorable functional status, defined as survival to follow-up day 90 with a BI score (range, 0 [worst] to 100 [best]) of 95 or more (implying a need for little or no help in daily activities) or at least equal to the prestroke value. The BI is a validated measure of performance of activities of daily living that has been used in studies of stroke patients.22-25 Because patients with prior disabilities from strokes or other illnesses were included in the study to reflect more accurately the patient population at risk for stroke, patients with prestroke disabilities were required to improve only to at least their prestroke BI score, which was assessed by interview at study enrollment. The 90-day evaluation was conducted by each site’s blinded investigative team in person (so that the SSS score also could be obtained) or, less often, by telephone.

Safety variables included deaths, adverse events within 3 months, and laboratory measurements. Particular attention was paid to bleeding events, including symptomatic and asymptomatic intracranial hemorrhage and retroperitoneal hematoma.

A follow-up CT scan was performed 7 to 10 days after stroke (or within 48 hours of hospital discharge, if earlier) to determine infarction volume (to be reported subsequently) and incidence of asymptomatic intracranial hemorrhage; individuals analyzing CT scan results were blinded to treatment. Symptomatic intracranial hemorrhage was defined as a documented intracranial hemorrhage (by autopsy, CT, or magnetic resonance imaging performed because of clinical worsening) considered by the local investigative staff to be causally related to clinical deterioration; asymptomatic intracranial hemorrhages were documented intracranial hemorrhages identified by the local investigative staff as causally unrelated to clinical worsening. Thrombotic adverse events were tabulated to determine if rebound coagulopathy occurred.

Statistical Analysis

Sample size was based on an absolute difference in favorable functional outcomes of 15% and a placebo rate of 34%,19 with 90% power and a 2-sided significance level of .05. Two prespecified interim analyses26 were conducted by the unblinded statistician on the safety committee after one third and two thirds of the patients had been followed up for 3 months; critical P values were <.001 and .02. The adjusted critical level required for an overall a level of .05 was P=.047 for the final analysis of the primary end point and P=.05 for all other analyses. Except where indicated, all statistical tests were conducted on the intent-to-treat population and were 2-tailed.

The primary efficacy analysis compared proportions of favorable functional outcomes between treatment groups using logistic regression analysis.27 Included in the model were pre-specified terms for treatment group, pooled study center, age category (<65, 65-74, 75-84, and >85 years), and pre-treatment SSS score category (<20, 20-29, and 30-39); these latter 2 terms (covariates) were included because of their known prognostic importance. Logistic regression, excluding pooled study center, was used in evaluating the occurrence of symptomatic intracranial hemorrhage and mortality. Scandinavian Stroke Scale scores were evaluated as a secondary efficacy end point using a general linear model with normal transformation and, except for the pretreatment value, terms for age category, pretreatment SSS score category, study center, center-by-treatment interaction, and treatment. Differences in pre-treatment characteristics were evaluated using the Cochran-Mantel-Haenszel test. The relationship between clinical outcome (favorable functional status, mortality, and symptomatic intracranial hemorrhage) and fibrinogen levels was explored by applying descriptive statistics to early defibrinogenation (fibrinogen levels <3.82 µmol/L at 6 hours) and mean time-weighted fibrinogen levels during treatment between 9 and 72 hours (effectively integrating fibrinogen levels over time).

©2000 American Medical Association. All rights reserved.	(Reprinted) JAMA, May 10, 2000—Vol 283, No. 18 2397

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RESULTS

Demographic and Pretreatment Patient Characteristics

Patients were recruited for STAT between August 1993 and January 1998, predominantly from community hospitals in the United States and Canada. A total of 2613 patients were screened, most within 3 hours of stroke onset, and from this group, 500 patients were enrolled at 48 study sites and were randomly assigned to receive ancrod or placebo (FIGURE 1); 248 received ancrod and 252 received placebo, and all were included in the intent-to-treat analysis. A similar proportion of patients in the ancrod group (77.0%) and the placebo group (83.3%) completed treatment; most discontinuations resulted from adverse events or death.

The mean age of the patients in the study was 72.8 years, and similar proportions of men (51.2%) and women (48.8%) were enrolled. No significant differences were identified between treatment groups for patient sex, race, age, weight, or height (TABLE 2). The mean pretreatment SSS score was 23.8 for the ancrod group and 24.4 for the placebo group. Although not statistically significant, milder strokes (SSS scores 30-39) occurred more often (>5%) in the placebo group than in the ancrod group.

Figure 1. Trial Profile

Reasons for exclusion that did not account for 2% or more of the total exclusions are not shown. TIA indicates transient ischemic attack.

The mean time between stroke onset and treatment initiation in the ancrod group was 2.7 (SD, 0.4; range, 1.5-3.9) hours; in the placebo group, it was 2.7 (SD, 0.5; range, 1.5-4.0) hours. Treatment began in 5.2% of ancrod and placebo group patients (n = 13 in both groups) within 2 hours of stroke onset; in 77.8% (n=193) of ancrod and 79.0% (n=199) of placebo group patients at 2 to 3 hours; and in 16.9% (n=42) of ancrod and 15.9% (n=40) of placebo group patients after 3 hours. Six patients in each group began treatment more than 3.5 hours after stroke onset.

Functional Status

Ancrod treatment resulted in a significantly (P=.04) greater proportion of favorable functional outcomes than placebo; 102 ancrod-treated patients (41.1%) achieved favorable functional status vs 89 placebo group patients (35.3%) (odds ratio [OR] by logistic regression analysis, 1.55; 95% confidence interval [CI], 1.02-2.36). In view of the uneven distribution of pretreatment SSS scores, covariate-adjusted proportions were calculated to obtain a more accurate estimate of the true treatment effect. For ancrod, the covariate-adjusted proportion of patients achieving favorable functional status was 42.2% compared with 34.4% for placebo, yielding a 22.7% relative increase in the likelihood of achieving favorable functional status for ancrod-treated patients (P=.04). The overall distribution of functional outcomes at 3 months (FIGURE 2) shows that treatment with ancrod also reduced the proportion of severely disabled patients. The covariate-adjusted proportion of severely disabled patients, with BI scores of 40 or less, was 40.4% lower for ancrod patients (11.8%) than for placebo patients (19.8%; P=.01 by logistic regression analysis), and the covariate-adjusted proportion of patients with complete recovery (BI score = 100 or at least equal to pre-stroke value) was 27.1% higher for ancrod (36.1%) relative to placebo (28.4%; P=.02 by logistic regression analysis).

Table 2. Demographic and Pretreatment Patient Characteristics*

Characteristics	Ancrod Group (n = 248)		Placebo Group (n = 252)
Age, mean (SD)	72.6	(11.8)	73.1	(11.6)
[range], y	[34-95	]	[39-98	]
Age group, y, %
<65	22.6		20.2
65-74	28.2		31.0
75-84	33.1		34.1
>85	16.1		14.7
Male, %	49.2		53.2
Weight, mean (SD)	76.1	(16.5)	77.2	(20.4)
[range], kg	[37-151	]	[40-181	]
Pretreatment SSS	23.8	(10)	24.4	(11)
score, mean (SD)
SSS score category, %
<20	31.5		30.2
20-29	35.1		31.0
30-39	33.5		38.9
Stroke type, %
Craniocervical	36.7		42.5
large vessel
Intracranial small	18.1		18.3
vessel
Infracervical	29.4		28.2
embolism†
Other	0.8		1.2
Unknown	14.9		11.1
Prior stroke, %	17.7		21.0
Systolic BP,	157	(21)	157	(20)
mean (SD),
mm Hg
Diastolic BP,	84	(12)	84	(13)
mean (SD),
mm Hg
Fibrinogen,	10.55	(2.97)	10.70	(3.09)
mean (SD),
µmol/L
Glucose, mean (SD),	147	(71)	144	(70)
mg/dL‡

*	Not all columns sum to 100% due to rounding. SSS indicates Scandinavian Stroke Scale (excluding gait); BP, blood pressure.
†	Emboli originating in the heart or aorta.
‡	To convert glucose from mg/dL to mmol/L, multiply by 0.05551.

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ANCROD IN ACUTE ISCHEMIC STROKE

Figure 2. Overall Distribution of Functional Responses at 3 Months by Treatment Group

The primary efficacy end point was defined as survival with a Barthel Index score of 95 or more or at least equal to the prestroke value at 3 months. Results may differ from text because text results are covariate-adjusted.

Functional Status Categorized by Pretreatment Variables

The robustness of the treatment effect was evaluated by determining the proportion of favorable functional outcomes in different subpopulations based on important pretreatment variables, including overall predictors of stroke outcome such as age and pretreatment stroke severity (TABLE 3). Across both treatment groups, patients with more severe strokes (ie, lower pretreatment SSS scores), older patients, women, those with prior disabilities (pre-stroke BI score #90), and patients who had a longer time to treatment had lower probabilities of favorable functional status. However, more ancrod-treated patients achieved favorable functional status than placebo group patients, regardless of pretreatment SSS score category, age, sex, prestroke disability, or time to treatment. The greatest relative improvements were observed in patients with the lowest pretreatment SSS scores (35.6%) and in the oldest patient group (45.5%). Among the 242 ancrod and 246 placebo group patients whose treatment began within 3.5 hours of stroke onset, significantly more ancrod group patients (n=101; 41.7%) achieved favorable functional status than placebo group patients (n=88; 35.8%; P=.03 by logistic regression analysis).

Neurological Recovery

Patients in the ancrod group began treatment with worse mean SSS scores than those in the placebo group. This was reversed within 24 hours of treatment (FIGURE 3). Although not significant (P=.07 by analysis of variance), SSS scores increased 2.6 points for ancrod-treated patients compared with 0.4 points for patients in the placebo group. The difference in neurological function favoring ancrod was maintained throughout the treatment and follow-up periods.

Safety

Adverse events occurred with similar frequency in the ancrod (n = 244; 98.4%) and placebo (n=250; 99.2%) groups.

Mortality was also similar in the 2 treatment groups. A Kaplan-Meier survival curve censored at 90 days showed no significant difference between the 2 groups (P=.62 by log-rank test). At 7 days, 22 ancrod-treated patients (8.9%) died compared with 24 placebo group patients (9.5%). At 1 month, mortality was 19.0% for ancrod-treated patients and 19.8% for placebo group patients; at 3 months, mortality was 25.4% in the ancrod group and 23.0% in the placebo group; and at the last observation (median, 364days), mortality was 33.5% in the ancrod group and 32.5% in the placebo group. Up to 30 days after stroke onset, the primary cause of death was stroke, but thereafter, cardiac and pulmonary causes of death predominated. Causes of death at 3 months in the ancrod and placebo groups, respectively, were stroke (n=32 and n=28), cardiac arrest (n=10 and n=8), pneumonia (n=5 and n=2), myocardialinfarction (n=1 and n=3), pulmonary embolism (n=0 and n=3), other cardiovascular events (n=5 and n=4), intracranial hemorrhage (n=1 for both), and other (n=9 for both).

Table 3. Proportion of Favorable Functional Outcomes by Pretreatment Variables*

Proportion of Favorable Functional Outcomes, No. (%)
Variables	Ancrod Group (n = 248)	Placebo Group (n = 252)
Pretreatment stroke severity, SSS score†
<20	14/78(17.9)	10/76(13.2)
20-29	30/87(34.5)	23/78(29.5)
30-39	58/83(69.9)	56/98(57.1)
Age category, y
<65	32/56(57.1)	26/51(51.0)
65-74	34/70(48.6)	31/78(39.7)
75-84	25/82(30.5)	25/86(29.1)
≥85	11/40(27.5)	7/37(18.9)
Sex
Male	54/122(44.3)	51/134(38.1)
Female	48/126(38.1)	38/118(32.2)
Prestroke disability, Barthel Index
≤90	7/27(25.9)	3/21(14.3)
95-100	95/221(43.0)	86/231(37.2)
Time to treatment, h
<2	6/13(46.2)	5/13(38.5)
2-3	82/193(42.5)	74/199(37.2)
>3	14/42(33.3)	10/40(25.0)

*	Interactions between treatment and age, pretreatment stroke severity, and time to treatment were all nonsignificant; in addition, the treatment effect was not statistically significant in any of the individual subgroups.
†	Measured by pretreatment Scandinavian Stroke Scale (SSS) score, excluding gait. Lower scores represent more severe deficits; patients with SSS scores of 40 or more were excluded.

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Symptomatic intracranial hemorrhages occurred in 13 ancrod-treated patients (5.2%) and 5 placebo group patients (2%) (OR by logistic regression analysis, 2.58; 95% CI, 0.95-8.21; P=.06; TABLE 4). Seven of the 13 symptomatic intracranial hemorrhages in ancrod- treated patients occurred within 36 hours of starting treatment, and all occurred within the first 72 hours of an-crod or placebo administration. Ten of the 13 ancrod-treated patients and 3 of the 5 placebo group patients with symptomatic intracranial hemorrhage died within 1 week; an additional 2 ancrod-treated patients died by the end of 3 months. No patient with a symptomatic intracranial hemorrhage achieved favorable functional status. The incidence of symptomatic intracranial hemorrhage was independent of the interval to treatment; symptomatic intracranial hemorrhage occurred in 11 (5.7%) of 193 ancrod-treated patients and 4 (2%) of 199 placebo group patients with treatment initiated within 2 to 3 hours after stroke onset compared with 2 (4.8%) of 42 ancrod-treated patients and 1 (2.5%) of 40 placebo group patients with treatment initiated more than 3 hours after stroke onset.

Figure 3. Scandinavian Stroke Scale Total Score During the First Week of Treatment and at 3 Months

Scores are adjusted mean total scores (error bars indicate 95% confidence intervals), excluding gait, based on an analysis of variance with pooled study center, age category, pretreatment Scandinavian Stroke Scale score category (for all times except pretreatment), treatment, and treatment-by-center interaction in the model, following a normal score transformation.

Asymptomatic intracranial hemorrhage occurred significantly more often in the ancrod group (n=47; 19.0%) than in the placebo group (n=27; 10.7%; OR by logistic regression analysis, 1.92; 95% CI, 1.14-3.27; P=.01). Intracranial hemorrhage, whether symptomatic or asymptomatic, was identified within the first 72 hours in 17 ancrod-treated patients (6.9%) and 11 placebo group patients (4.4%; P=.28 by logistic regression analysis). Retroperitoneal hemorrhages occurred in 2 placebo group patients (0.8%) but in no ancrod-treated patients; both patients had received heparin after placebo was discontinued. No intraocular hemorrhages were reported.

Table 4. Incidence of Clinically Significant Bleeding and Thrombotic Events*

	No. (%)
	Ancrod Group (n = 248)		Placebo Group (n = 252)		P Value
Intracranial hemorrhage
Symptomatic	13	(5.2)	5	(2.0)	.06
Asymptomatic	47	(19.0)†	27	(10.7)	.01
Retroperitoneal hemorrhage	0		2	(0.8)	.50
Arterial thrombotic events‡	20	(8.1)	22	(8.7)	.82
Venous thrombotic events§	13	(5.2)	24	(9.5)	.05

*	Events occurring in each patient through 28 days after the last day of study drug administration were counted.
†	One ancrod patient with a subarachnoid hemorrhage (symptomatic intracranial hemorrhage) also had a small area of hemorrhagic conversion noted on computed tomography scan that was considered by the investigator to be asymptomatic.
‡	Arterial thrombotic events included myocardial infarction, new stroke, and systemic arterial embolism. §Venous thrombotic events included deep venous thrombosis, phlebitis, and pulmonary embolism.

Within 3 months of study enrollment, arterial thrombotic events occurred in 20 ancrod-treated patients (8.1%) and 22 placebo group patients (8.7%; OR by logistic regression analysis, 0.93; 95% CI, 0.49-1.76; P=.82). Venous thrombotic events occurred in 13 ancrod-treated patients (5.2%) and 24 placebo group patients (9.5%; OR by logistic regression analysis, 0.50; 95% CI, 0.24-1.00; P=.05), including thrombo-phlebitis in 10 ancrod-treated and 17 placebo group patients and pulmonary embolism/infarction in 2 ancrod-treated and 9 placebo group patients.

Fibrinogen Levels, Efficacy, and Safety in Ancrod-Treated Patients

Plasma fibrinogen concentrations in an-crod-treated patients decreased rapidly, reaching the lowest levels 12 to 24 hours after initiation of treatment. In placebo group patients, fibrinogen levels increased gradually for the first several days after stroke onset.

Rapid initial defibrinogenation was related to treatment success in ancrod-treated patients; success was achieved by 70 (45.8%) of 153 patients with 6-hour fibrinogen levels of 3.82 µmol/L or less compared with 28 (34.6%) of 81 patients with higher 6-hour fibrinogen levels (TABLE 5). A logistic regression analysis of ancrod-treated patients including terms for pretreatment SSS and age categories showed that the effect of 6-hour fibrinogen levels on favorable functional status was not statistically significant (P=.08 by logistic regression analysis), and did not appear related to subsequent maintenance of the mean, time-weighted, 9- to 72-hour fibrinogen level during treatment in the range of 1.18 to 2.06 µmol/L (P=.97 by logistic regression analysis). Safety, by contrast, appeared to be related less to initial than to subsequent defibrinogenation. Based on 9- to 72-hour fibrinogen levels, symptomatic intracranial hemorrhages occurred in 4 (13.3%) of 30 patients with levels of less than 1.18 µmol/L and 9 (4.4%) of 204 patients with levels of at least 1.18 µmol/L. There were too few patients with symptomatic intracranial hemorrhage, however, to permit a logistic regression analysis.

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ANCROD IN ACUTE ISCHEMIC STROKE

COMMENT

In this study, treatment with ancrod significantly increased the proportion of patients with ischemic stroke who achieved favorable functional status at 3 months compared with placebo. The covariate-adjusted proportions of patients achieving favorable functional status were 42.2% for ancrod and 34.4% for placebo, a 22.7% relative treatment effect that is clinically meaningful.28 Significantly more ancrod-treated than placebo group patients achieved complete functional recovery, and the proportion of severely disabled patients was significantly less with ancrod than placebo. Ancrod-treated patients had a similar mortality rate and a trend for more symptomatic intracranial hemorrhage compared with the placebo group.

The primary end point of favorable functional status used in this study incorporates both benefit and risk of drug treatment, with any death or disability potentially resulting from adverse events counting as failure. Logistic regression analysis was used to analyze the primary end point because it adjusts for age and pretreatment stroke severity, known powerful predictors of outcome in untreated stroke.29 Thus, we believe logistic regression provides improved estimates of success based on drug treatment alone and also compensates for imbalances in the distribution of predictive factors across treatment groups, such as the greater proportion of patients with milder strokes in the placebo vs ancrod group of this study.

The favorable response associated with ancrod was consistent across patient subgroups based on pretreatment stroke severity, age, sex, prestroke disability, and time to treatment after stroke onset. Although not statistically significant, ancrod-treated patients achieved a higher proportion of favorable functional status than placebo patients in each patient subgroup.

Table 5. Relationship of Defibrinogenation in Ancrod-Treated Patients to Efficacy and Safety

Fibrinogen Levels, µmol/L	No.	Favorable Functional Status, No. (%)*		90-Day Mortality, No. (%)		90-Day Symptomatic Intracranial Hemorrhage, No. (%)
6-Hour levels
<3.82	153	70	(45.8)	35	(22.9)	7	(4.6)
>3.82	81	28	(34.6)	24	(29.6)	6	(7.4)
9- to 72-Hour levels
<1.18	30	9	(30.0)	4	(13.3)	4	(13.3)
1.18-2.06	167	72	(43.1)	9	(5.4)	9	(5.4)
>2.06	37	17	(45.9)	0	(0)	0	(0)
Nonevaluable†	7	2	(28.6)	2	(28.6)	0
Missing	7	2	(28.6)	0		0
* Favorable functional status was defined as survival to day 90 of follow-up with a Barthel Index of 95 or higher or equalto prestroke value.

†       Ancrod or placebo was stopped early at the sponsor’s request in 11 patients (7 in ancrod group and 4 in placebogroup) when violations of entry criteria exposing patients to potential risk (eg, thrombocytopenia, anemia) becameknown, leaving 489 evaluable patients.

The greater-than-4-year duration of this study, during which tPA was approved for stroke treatment, potentially influenced the results as investigators gained experience evaluating and managing cases of hyperacute stroke. Major efforts to preserve the blind, such as restricting information about randomization and laboratory results, were incorporated into the study design to limit the potential for unblinding implicit in the necessity for on-site phar-macodynamic measurements for dosing (fibrinogen levels). Although several of the P values did not reach statistical significance, we believe the strength of this trial resides in its internal consistency across the outcome measures and among the subgroups based on pre-treatment prognostic factors.

The effect of time to treatment after the onset of stroke symptoms has been addressed in several clinical trials. Extending the use of intravenous tPA to within 6 hours of stroke onset has been associated with a further increase in the occurrence of large parenchymal hemorrhages compared with placebo,22,23 and when given within a 3- to 5-hour time window after stroke onset, tPA was found in the Alteplase Thrombolysis for Acute Noninterventional Therapy in Ische-mic Stroke (ATLANTIS) study to be ineffective.30 Moreover, reanalysis of the National Institute of Neurological Disorders and Stroke (NINDS) data has shown decreasing efficacy with increased interval from stroke onset to treatment, even within the 3-hour window.31 Locally administered therapy (eg, intra-arterial prourokinase) may extend the treatment window to 6 hours in a population restricted by the availability of interventional radiology.32

When patients enrolled in STAT were grouped by time to treatment, those treated up to 3.5 hours after stroke onset had a statistically significantly higher rate of favorable treatment outcome with ancrod compared with placebo, and this was reflected across all 3 time-to-treatment intervals assessed (Table 3). In addition, the incidence of symptomatic intracranial hemorrhage did not increase in patients who started an-crod more than 3 hours after stroke onset, indicating no increase in the relative risk of ancrod treatment. However, the numbers of patients who received treatment more than 3 hours after symptom onset were small, and the power to detect important differences in these groups is limited.

While these results are consistent with the 1994 Ancrod Stroke Study, which randomized 132 patients to an-crod or placebo within 6 hours of stroke onset and yielded evidence of efficacy and safety with a mean interval to treatment of 5 hours,19 enrollment in the Eu-ropean Stroke Treatment with Ancrod Trial,33 in which patients were treated up to 6 hours after symptom onset, was terminated March 27, 2000, because of

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a failed futility assessment at a pre-planned interim analysis. A 90-day mortality analysis of patient data from this interim data set showed that mortality was higher in ancrod patients than placebo patients. Further safety and efficacy analyses from the European study are ongoing, and consideration of the use of ancrod in the treatment of acute stroke should await this full analysis.

Although the difference was not statistically significant, symptomatic intracranial hemorrhages occurred more often in STAT ancrod-treated than placebo group patients. The increased incidence of symptomatic intracranial hemorrhage with ancrod (2.6 times that of placebo), however, was less than the 4-fold increase reported for thrombo-lytic agents in a recent review by the Co-chrane Collaboration34 or in individual trials of thrombolytic agents.22,23,25,35,36 While the wide CI warrants caution in interpreting the ancrod results, the apparently lower relative risk of symptomatic intracranial hemorrhage with an-crod might reflect predominantly nonthrombolytic actions of ancrod.37

Compared with the 1995 NINDS tPA trial,25 a similarly sized, 3-hour acute stroke trial, patients in STAT were older (mean age, 73 vs 67 years), had more prior strokes (18% vs 12%), and were sicker (ie, there was a smaller proportion of favorable functional outcomes in STAT placebo patients [34%] vs NINDS trial placebo patients [38%]). Although these are not the only differences between the 2 trials, they may explain the higher rate of symptomatic intracranial hemorrhage among STAT placebo group patients (2.0%) compared with those in the NINDS trial (0.6%). Only 2 of the 13 symptomatic intracranial hemorrhages in the an-crod group were in patients younger than 70 years. Yet the rate of symptomatic intracranial hemorrhage in ancrod-treated patients (5.2% or 2.6 times the placebo rate) was lower than that for NINDS patients treated with tPA (6.4% or 10 times the placebo rate),25 Pro-lyse in Acute Cerebral Thromboembo-lism II (PROACT-II) patients treated with intra-arterial prourokinase (10% or 5 times the placebo rate),32 and patients treated with streptokinase, even in the absence of aspirin or heparin, more than 3 hours after stroke onset (6.0% or 10 times the placebo rate).36

Although favorable functional status was achieved with fibrinogen levels targeted at 1.18 to 2.03 µmol/L, it was clear from this and the earlier ancrod study19 that rapid defibrinogenation was important to success and did not increase mortality. Mean maintenance fibrinogen levels below the target range at 9 to 72 hours were, however, associated with a greater likelihood of symptomatic intracranial hemorrhage. This association suggests that further research on fibrinogen control with ancrod is necessary to reduce such events. Adjusting ancrod infusions based on monitored fibrinogen levels adds minimal cost and inconvenience while suggesting better efficacy and safety from individually optimized dosing.

In conclusion, this study demonstrates a favorable benefit-risk profile for use of ancrod in treatment of acute ischemic stroke. Therapeutic benefits and a favorable safety profile of an-crod appear to be related to achieving controlled defibrinogenation.

Author Affiliations: Division of Neurology, University of Texas Health Science Center, San Antonio (Dr Sherman); Mercy General Hospital, Sacramento, Calif (Dr Atkinson); Tri-City Medical Center, Oceanside, Calif (Dr Chippendale); the Valley Hospital, Ridgewood, NJ (Dr Levin); Munroe Regional Medical Center, Ocala, Fla (Dr Ng); Intermountain Stroke Center, Salt Lake City, Utah (Dr Futrell); Washington University School of Medicine, St Louis, Mo (Dr Hsu); and Knoll Pharmaceutical Co, Mount Olive, NJ (Dr Levy).

Financial Disclosure: Dr Levy is an employee of Knoll Pharmaceutical Co, the supplier of the ancrod used in this study.

STAT Participants: The following investigators and their staffs (listed in order of patient enrollment) participated in STAT: Thomas Chippendale, Ellis Diamond, Ben Frishberg, Michael Lobatz, Cassie Panik, Ted Ruel, Mark Sadoff, Jack Schim, Ken Selzer, Glenda Wochaski, Mary Jaramillo, James Sinclair, Julie Hall, Debbie Claire, Tri-City Medical Center (Oceanside, Calif), Scripps Memorial Hospital (Encinitas, Calif), Scripps Memorial Hospital, La Jolla, Calif; Ken Ng, Gre-gory Howell, K. Michelle Moore, J. Michael Harper, Jose Gaudier, William Gaya, Carol Jan Walbeck, Munroe Regional Medical Center, Columbia/Ocala Regional Medical Center (Ocala, Fla); Richard P. Atkin-son, Paul Akins, John A. Byer, Deidre Wentworth, Christi DeLemos, Connie Massoud, Carla Lee, Mercy General Hospital, Sutter General Hospital, Methodist Hospital (Sacramento, Calif); Kenneth A. Levin, Joanne Blayman, Michael Mutter, Ingo Kampa, the Valley Hospital (Ridgewood, NJ); Victor Erlich, Ted Rothstein, Irene Peters, Si Johnson, Julie Del Molro, Sheila Huang, Northwest Hospital (Seattle, Wash); James R. McDowell, Charlene Griffith, Lynn Paulson, Providence St Peter’s Hospital (Olympia, Wash); Michael K. Sauter, Carol Clayton, Beth Lawrence, Westmore-land Regional Hospital (Greensburg, Pa); Ed A. Crisos-tomo, Gail Wallace, Jim Tomsche, Mark Young, Jeff Pykkonen, Bill Reay, St Mary’s Medical Center (Du-luth, Minn); David Meyer, Peggy Williams, Susan Disher, Forsyth Medical Center (Winston-Salem, NC); Peter J. Barbour, Nancy Eckert, John Castaldo, Alexander Rae-Grant, Lehigh Valley Hospital (Allentown, Pa); James Stevens, Carma Conrad, Steve Brace, Ron Jones, the Lutheran Hospital of Indiana (Fort Wayne); Diane Solomon, David Sherman, Robert Hart, Anne Leonard, Susan Rogers, University of Texas Health Science Center (San Antonio); J. William Healy, Donna Wallace, Joel Silver, Robert Bona, St Francis Hospital and Medical Center (Hartford, Conn); Nancy Futrell, Clark Millikan, Andrea Korsnack, Jeanette Woodruff, David Wang, Brad Shinn, Zsolt Garami, Medical College of Ohio (Toledo), St Joseph Hospital (Omaha, Neb); Nora Lee, Donna Rescorl, Michael White, Hart-ford Hospital (Hartford, Conn); Allan Bernstein, John Cassidy, Nancy Thomas, Kirk Pappas, Kaiser Foundation Hospitals (Santa Rosa, Calif); Thomas Mirsen, Carla Bruegel, Jacki Sutton, Cooper Hospital (Camden, NJ); Curtis Benesch, Justine Zentner, Steve Schwid, Strong Memorial Hospital (Rochester, NY); William A. Holt, Julita Lathers, Fawcett Memoral Hospital (Port Char-lotte,Fla);StanleyCohan,HeatherFitter,S.GeraldSand-ler, Georgetown University Hospital (Washington, DC); Antoine Hakim, Nicole Pageau, Celine Corman, the Ottawa Hospital (Ottawa, Ontario); Malcolm Wil-son, Char Guglielmoni, Jerry Baggs, Redding Medical Center (Redding, Calif); Manuel Ramirez-Lassepas, Steve Johnson, Carlos Espinosa, St Paul–Ramsey Medical Center (St Paul, Minn); Howard Hurtig, Brett Skolnick, Jennifer Nisivoccia, Ghazala Contractor, Tom Egan, Pennsylvania Hospital (Philadel-phia); Philip Green, Linda Schmitigal, Vince Elie, Bor-gess Medical Center (Kalamazoo, Mich); Michael R. Jacoby, Amy Miller, Lynn Macena, MaryBeth Gross, Mercy Hospital Medical Center (Des Moines, Iowa); Andy Slivka, Elizabeth Walz, Margaret Notestine, Karen Hale, Gary Wise†, Ohio State University Hospital (Co-lumbus); Howard Kirshner, Michael Kaminski, Ann Nelson, Stuart Dunn, St Thomas Hospital (Nashville, Tenn); Joshua Hollander, Cheryl Weber, Gerald Houch, Prad D. Phatak, Rochester General Hospital (Rochester, NY); John F. Rothrock, Renay Drinkard, Pauline Lew, USA Medical Center (MCSB 1155) (Mobile, Ala); Sidney Mallenbaum, Deborah Eckrote, Robert Guanci, Vir-ginia Beach General Hospital (Virginia Beach, Va); John Ribaudo, Robyn Reince, Marilyn Louie, Richard Yep, Kaiser Foundation Hospital (Fremont, Calif); Fran-cisco Gomez, Barbara Cummings, Edward Patula, De-catur Memorial Hospital (Decatur, Ill); Donald Cam-eron, Barbara Greisdale, Derick Andrews, Lions Gate Hospital (North Vancouver, British Columbia); Jose´ Biller, Linda Chadwick, Jeffrey Saver, Anne Grist, Gerald Soff, Indiana University School of Medicine (Indian-apolis), Northwestern University Medical Center (Chi-cago, Ill); Sandra E. Black, Marietta Medel, Richard Jay, William Geerts, Sunnybrook and Women’s College Health/Science Centre (Toronto, Ontario); Howard W. Sander, Joseph Masdeu, Hildegarde Geisse, Curtis Kell-ner, Peter Donahue, St Vincent’s Hospital and Medical Center (New York, NY); Vernon D. Rowe, Mary Keane, Kathy Chase, Trinity Hospital (Kansas City, Mo); Oded Gerber, Carol Descher, George Newman, State University of New York at Stony Brook Health Sciences Center (Stony Brook, NY); Chung Y. Hsu, John Y. Choi, Jin-Moo Lee, Theodore J. Lowenkopf, Daniel V. Rodriquez, Kathryn Vehe, Michelle Thomas, Wash-ington University School of Medicine (St Louis, Mo); Fran M. Gengo, Terry Fullerton, Vernice Bates, Mil-lard Fillmore Hospital (Buffalo, NY); Shwe-Zin Tun, Nina DeLillo, Sunita Sheth, Temple University Hospital (Philadelphia, Pa);

2402 JAMA, May 10, 2000—Vol 283, No. 18 (Reprinted)	©2000 American Medical Association. All rights reserved.

ANCROD IN ACUTE ISCHEMIC STROKE

Ralph Richter, Linda Martin, Robert Cathers, Ivette P. Brown, St John’s Medical Center (Tulsa, Okla); Dara G. Jamieson, Concetta Gonnella, Mina Ricardelli, Pennsylvania Hospital (Philadel-phia); Brian Richardson, Jeffrey Wood, Joanna Cooper, Bradley Lewis, David Irwin, Alta Bates Medical Center (Berkeley, Calif); Ralph G. Greenlee, Jr, Jen-nifer Stanford, John Tourwille, Mark Durso, University of Texas Southwestern Medical Center (Dallas); Louis Rosa III, Yen Kim Nguyen, Morton Plant Hospital (Clearwater, Fla).

Richard Kronmal (Seattle, Wash), John Hallenbeck (Bethesda, Md), and Victor Marder (Rochester, NY) served on the external data and safety monitoring committee, and Pia Glas-Greenwalt† (Cincinnati, Ohio) and William Bell (Baltimore, Md) served as hematology consultants. Ingrid Armstrong, Carla Anne Bodish, An-gela Campanile, Toni Dennehy, Dawn Ellefson, Gai-lee Gaither, Rita Guibert, Jessica Hackett, Wayne Hull, Molly Knott, Diane Licursi, William McLaughlin, Robin Miller, Linda Pestreich, Darlene Soto, Cathy Varian, and Dorothy Waddleton (Knoll Pharmaceutical Co, Mount Olive, NJ) provided data monitoring and other vital functions.

†Deceased.

Funding/Support: Support for this research and data monitoring and analysis were provided by Knoll Pharmaceutical Co.

Acknowledgment: The STAT investigators and coordinators acknowledge with thanks the cooperation of the patients and their families who participated in this study. Contributions to this report from the following individuals at Knoll Pharmaceutical Co are gratefully acknowledged: Gerry Fava, Shi-Yun Shen, members of the Biostatistics and Data Management Department for guidance with statistical analysis, and Thomas Zimmerman and Kenneth Kashkin of the Clinical Development Department for suggestions in manuscript preparation.

REFERENCES

1. Bell W, Pitney W, Oakley L, Goodwin JF. Therapeutic defibrination in the treatment of thrombotic disease. Lancet. 1968;1:490-493.

2. Reid H, Chan K, Thean P. Prolonged coagulation defect (defibrination syndrome) in Malayan viper bite. Lancet. 1963;1:621-626.

3. Chan KE, Rizza CR, Henderson MP. A study of the coagulant properties of Malayan pit-viper venom. Br J Haematol. 1965;11:646-653.

4. Ehrly AM. Influence of arwin on the flow properties of blood. Biorheology. 1973;10:453-456.

5. Pollack VE, Glas-Greenwalt P, Olinger CP, Wadhwa NK, Myre SA. Ancrod causes rapid thrombolysis in patients with acute stroke. Am J Med Sci. 1990;299: 319-325.

6. Cole CW, Shea B, Bormanis J. Ancrod as prophy-laxis or treatment for thromboembolism in patients with multiple trauma. Can J Surg. 1995;38:249-254.

7. Davies JA, Merrick MV, Sharp AA, Holt JM. Controlled trial of ancrod and heparin in the treatment of deep vein thrombosis of the lower limb. Lancet. 1972; 1:113-115.

8. Dormandy J, Reid H. Controlled defibrination in the treatment of peripheral vascular disease. Angiology. 1978;29:80-88.

9. Gent A, Ingram GI, Arocha-Pinango C, Fenton P, Buckley RJ. Central retinal vein thrombosis: serial treatment with defibrination, aspirin and plasminotropic drugs. Thromb Res. 1979;14:61-66.

10. Sharp A, Warren B, Paxton A, Allington MJ. Anticoagulant therapy with a purified fraction of Ma-layan pit viper venom. Lancet. 1968;1:493-499.

11. Tonnesen K, Sager P, Gormsen J. Treatment of severe foot ischemia by defibrination with ancrod: a randomized blind study. Scand J Clin Lab Invest. 1978; 38:431-437.

12. Barrie WW, Wood EH, Crumlish P, Forbes CD, Prentice CRM. Low-dosage ancrod for prevention of thrombotic complications after surgery for fractured neck of femur. BMJ. 1974;4:130-133.

13. Cole CW, Fournier LM, Bormanis J. Heparin-associated thrombocytopenia and thrombosis: optimal therapy with ancrod. Can J Surg. 1990;33:207-210.

14. Demers C, Ginsberg JS, Brill-Edwards P, et al. Rapid anticoagulation using ©ancrod for heparin-induced thrombocytopenia. Blood. 1991;78:2194-2197.

15. Lowe G, Marrice J, Fulton A, et al. Subcutaneous ancrod after operation for fractured hip: a dose-ranging and feasibility study. Thromb Haemost. 1978; 40:134-143.

16. Teasdale SJ, Zulys VJ, Mycyk T, Baird RJ, Glynn MFX. Ancrod anticoagulation for cardiopulmonary bypass in heparin-induced thrombocytopenia and thrombosis. Ann Thorac Surg. 1989;48:712-713.

17. Hossmann V, Heiss W-D, Bewermeyer H, Wiede-mann G. Controlled trial of ancrod in ischemic stroke. Arch Neurol. 1983;40:803-808.

18. Olinger CP, Brott TG, Barsan WG, et al. Use of ancrod in acute or progressing ischemic cerebral infarction. Ann Emerg Med. 1988;17:1208-1209.

19. The Ancrod Stroke Study Investigators. Ancrod for the treatment of acute ischemic brain infarction. Stroke. 1994;25:1755-1759.

20. Scandinavian Stroke Study Group. Multicenter trial of hemodilution in ischemic stroke: background and study protocol. Stroke. 1985;16:885-890.

21. Lindenstrom E, Boysen G, Christiansen LW, Han-sen BBR, Nielsen PW. Reliability of Scandinavian Neurological Stroke Scale. Cerebrovasc Dis. 1991;1:103-107.

22. Hacke W, Kaste M, Fieschi C, et al. Randomised double-blind placebo-controlled trial of thrombolytic therapy with intravenous alteplase in acute ischaemic stroke (ECASS II). Lancet. 1998;352:1245-1251.

23. Hacke W, Kaste M, Fieschi C, et al. Intravenous thrombolysis with recombinant tissue plasminogen activator for acute hemispheric stroke. JAMA. 1995; 274:1017-1025.

24. Mahoney FI, Barthel DW. Functional evaluation: the Barthel Index. Md State Med J. 1965;14:61-65.

25. The National Institute of Neurological Disorders and Stroke rt-PA Stroke Study Group. Tissue plas-minogen activator for acute ischemic stroke. N Engl J Med. 1995;333:1581-1587.

26. O’Brien PC, Fleming JA. A multiple testing procedure for clinical trials. Biometrics. 1979;35:549-556.

27. Fisher LD, van Belle G. Biostatistics: A Methodology for the Health Sciences. New York, NY: John Wiley & Sons Inc; 1993.

28. Bath P. Alteplase not yet proven for acute isch-aemic stroke. Lancet. 1998;352:1238-1239.

29. Sacco RL. Risk factors, outcomes, and stroke subtypes for ischemic stroke. Neurology. 1997;49(suppl 4):S39-S44.

30. Clark WM, Wissman S, Albers GW, Jhamandas JH, Madden KP, Hamilton S, for the ATLANTIS Study Investigators. Recombinant tissue-type plasminogen activator (alteplase) for ischemic stroke 3 to 5 hours after symptom onset. JAMA. 1999;282:2019-2026.

31. Marler JR, Tilley BC, Lu M, et al. Earlier treatment associated with better outcome in the NINDS TPS stroke study [abstract]. Stroke. 1999;30:244.

32. Furlan A, Higashida R, Wechsler L, et al. Intra-arterial prourokinase for acute ischemic stroke: the PROACT II study: a randomized controlled trial. JAMA. 1999;282:2003-2011.

33. BASF Pharma discontinues clinical study with an-crod based on recommendations of independent monitoring board [press release]. Available at: http: www.knoll.de. Accessed April 6, 2000.

34. Gubitz G, Counsell C, Sandercock P, Signorini D. Anticoagulants for acute ischaemic stroke. Cochrane Stroke Group Web site. Available at: http:// www.dcn.ed.ac.uk/csrg/. Accessed December 21, 1999.

35. The Multicenter Acute Stroke Trial-Europe Study Group. Thrombolytic therapy with streptokinase in acute ischemic stroke. N Engl J Med. 1996;335:145-150.

36. Multicentre Acute Stroke Trial-Italy (MAST-I) Group. Randomised controlled trial of streptokinase, aspirin, and combination of both in treatment of acute ischaemic stroke. Lancet. 1995;346:1509-1514. 37. Cole CW. Controlling acute elevation of plasma fibrinogen with ancrod. Cerebrovasc Dis. 1998;8 (suppl 1):29-34.

2000 American Medical Association. All rights reserved.	(Reprinted) JAMA May 10, 2000—Vol 283, No. 18 2403

ANCROD IN ACUTE ISCHEMIC STROKE

2404 JAMA, May 10, 2000—Vol 283, No. 18 (Reprinted)	2000 American Medical Association. All rights reserved.

Free-Writing Prospectus

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Articles

Intravenous ancrod for acute ischaemic stroke in the European Stroke Treatment with Ancrod Trial: a randomised controlled trial

Michael G Hennerici, Richard Kay, Julien Bogousslavsky, Gian Luigi Lenzi, Marc Verstraete, Jean Marc Orgogozo, for the ESTAT investigators*

Summary

Background Intravenous tissue plasminogen activator is the only approved specific treatment for acute ischaemic stroke. Ancrod, a natural defibrinogenating agent from snake venom, has proved to have a favourable effect when given within 3 h after an acute ischaemic stroke. The European Stroke Treatment with Ancrod Trial was undertaken to assess the effects of ancrod when given within 6 h.

Methods 1222 patients with an acute ischaemic stroke were included in this randomised double-blind placebo-controlled trial. Brain CT scans were done to exclude intracranial haemorrhages and large evolving ischaemic infarctions. Patients were randomly assigned ancrod (n=604) or placebo (n=618). The primary outcome was functional success at 3 months (survival, Barthel Index of 95 or 100, or return to prestroke level). The analysis was by intention-to-treat. This trial is registered with ClinicalTrials.gov, trial number NCT00343174.

Findings Functional success at 3 months did not differ between patients given ancrod (42%) and those given placebo (42%) (p=0·94, OR=0·99, 95% CI, 0·76–1·29).

Interpretation On the basis of our findings, ancrod should not be recommended for use in acute ischaemic stroke beyond 3 h.

Introduction

Intravenous recombinant tissue plasminogen activator (rtPA) is the only specific treatment for acute ischaemic stroke. Its use was approved (by the US Food and Drug Administration, the European Agency for the Evaluation of Medical Products, and authorities in many countries) on the basis of the results of two parts of the small National Institute of Neurological Disorders and Stroke trial (NINDS) trial[1] which showed a significant improvement in neurological, functional, and global clinical outcomes at 3 months, if treated within 3 h of onset of ischaemic stroke despite a five-fold to ten-fold increased risk of symptomatic intracranial haemorrhage.[2] Subsequent studies did not show this favourable benefit-risk profile with a 6-h window, although a significant benefit up to 4·5 h was shown in a combined analysis of all controlled trials with intravenous rtPA.[2]

Ancrod, a purified fraction of venom from the Malaysian pit viper (Calloselasma rhodostoma) induces rapid defibrino-genation in man by splitting fibrinopeptide A from fibrinogen.[3,4] Ancrod acts at different stages of coagulation and blood circulation by depleting the substrate needed for thrombus formation: the depletion of fibrinogen reduces blood viscosity, which improves blood circulation[5] and enhances thrombolysis by stimulation of endogenous plasminogen activators.[6] In Canada and Europe, ancrod was used for treatment of vascular disorders, such as deep-vein thrombosis, peripheral vascular diseases, retinal ischaemia, and heparin-induced thrombocytopenia.7–9 Since the 1980s, ancrod has been assessed for efficacy in treatment of acute ischaemic stroke in three small randomised trials.10–12 Outcomes tended to be better with ancrod than with placebo, with low rates of symptomatic intracranial haemorrhage.

In the North American Stroke Treatment with Ancrod Trial (STAT)[13] when ancrod was given within 3 h after acute ischaemic stroke, outcome was better for patients in the ancrod treated group than for controls. Mortality rates at 3 months did not differ between the two groups, but were higher than those in the NINDS trial,[1] the European cooperative acute stroke study (ECASS),[14] and the ECASS phase II rtPA trial.[15] In STAT, asymptomatic intracranial haemorrhage was significantly more common than symptomatic haemorrhage, and occurred significantly more often in the ancrod group than in the placebo group. Rates of symptomatic intracranial haemorrhage were similar to those reported in NINDS and were less than those reported in a review of all trials with intravenous tPA versus controls.[16]

Our aim was to see whether ancrod was effective with a 6-h window rather than a 3-h window, as was used in STAT[13]. Because intracranial haemorrhage is the main concern when recanalisation is delayed, special care was taken to exclude patients with large evolving infarction on CT brain imaging, the main risk factor for intracranial haemorrhage.[15,17]

Methods

Study design and patients

The European Stroke Treatment with Ancrod Trial (ESTAT) was a multicentre, randomised, double-blind, placebo-controlled phase III study, done in European countries,

Lancet 2006; 368: 1871–78

See Comment page 1845

*Investigators listed at end of report

Department of Neurology,
University of Heidelberg,
Universitätsklinikum
Mannheim, D-68135
Mannheim, Germany

(Prof M G Hennerici MD);

Great Longstone, Bakewell, UK
(R Kay PhD); Swiss Medical
Network, Clinique Valmont-Genolier,
Glion, Switzerland

(J Bogousslavsky MD);

Department of Neurological
Sciences, University of Rome,
La Sapienza, Rome, Italy

(G L Lenzi MD); Centre for
Molecular and Vascular Biology,
Campus Gasthuisberg, Leuven,
Belgium (M Verstraete MD); and

Service Universitaire de
Neurologie, Groupe Hospitalier
Pellegrin, Bordeaux, France

(J M Orgogozo MD)

Correspondence to:

Prof Michael G Hennerici

Hennerici@neuro.ma. uni-heidelberg.de

www.thelancet.com Vol 368 November 25, 2006	1871

Articles

Panel: Main entry criteria for ESTAT study

Inclusion criteria

•	Age >18 years

•	Signs and symptoms of acute ischaemic stroke (any vascular territory)

•	Symptoms lasting >30 min without significant improvement

•	Treatment within 6 h of recognised onset of stroke symptoms

•	Scandinavian Stroke Scale (excluding gait) <40 at baseline (consciousness necessary)

•	Written informed consent

Exclusion criteria

•	Clinical or CT evidence of brain haemorrhage or haemorrhagic infarction

•	CT evidence of potentially progressive brain lesion (eg, neoplasm)

•	CT evidence of major signs of developing infarction

•	Very mild stroke (pre-treatment Scandinavian Stroke Scale score (excluding gait) =40 at baseline)

•	Stroke known or suspected to be caused by an arterial dissection

•	Coma

•	Previous stroke within 6 weeks

•	Deficit from transient ischaemic attack within 6 h of stroke onset

•	Ipsilateral neurological deficit from previous stroke interfering with assessment

•	Deficit attributed to migraine, hypoglycaemia, or sequelae of recent seizure

•	Recent or anticipated surgery

•	Hypertension (systolic blood pressure >220 mm Hg or diastolic blood pressure >120 mm Hg)

•	Hypotension regarded as severe and uncontrolled (supine systolic blood pressure <90 mm Hg)

•	Antihypertensive drug given <15 min before treatment

•	Thrombolytic therapy taken within 1 week or anticipated

•

Coagulation disorder (patients taking anticoagulants were eligible if their pretreatment prothrombin time was ≤14 s [or international normalised ratio was ≤1·3] and if activated partial thromboplastin time was ≤45 s)

•	Baseline plasma fi brinogen ≤2·9 µmol/L

•	Previous treatment with ancrod

Australia, and Israel. Patients (aged >18 years) with an acute moderate (Scandinavian Stroke Scale (SSS) score of 20–29) or severe (SSS 0–19) neurological deficit suggestive of ischaemic origin were eligible (SSS score less than 40, excluding gait [range 0 {worst} to 40 {best}18,19]). Treatment was started within 6 h of symptom onset. Patients with rapidly improving neurological dysfunction or with persistent systolic blood pressure of more than 220 mm Hg or diastolic blood pressure of more than 120 mm Hg were excluded. Evidence of parenchymal haemorrhage and haemorrhagic transformation on CT imaging served as exclusion criteria, as well as major signs of developing infarction (panel).15 ,17 The study was approved by all local ethics committees, according to regulations. Written informed consent was obtained from all patients or their representatives according to national rules. The safety committee received regular reports of all deaths and serious adverse events for review, and additionally, used the methods of Bolland and Whitehead20 to compare death rates across the treatment groups in a formal sequential plan.

Identical looking 1 mL ampoules containing ancrod or isotonic sodium chloride solution (placebo) were prepared in sequentially numbered prepacks (Knoll AG, Pharmaceutical TO, Ludwigshafen, Germany) for every treatment centre following a one-to-one randomisation programme in block sizes of four. The randomisation scheme was managed through a centralised, interactive voice-response system. An independent blinded physician or pharmacist adapted the infusion rates on the basis of regularly obtained fibrinogen concentrations for individual patients, according to the protocol (adjustments at 3, 6, 12, 24, 36, and 72 h). The clinical investigators received no information about the method of randomisation, the randomisation itself, or the block size. Fibrinogen data were provided only to different independent unblinded supervisors, based at each site or centrally located for several centres, who monitored adjustments to the infusion rates based on a dosing algorithm provided by the sponsor. Patients received ancrod or placebo as a continuous 72-h intravenous infusion, followed by daily single infusions lasting about 1 h for 2 days, to reach and maintain a target fibrinogen concentration of 1·2–2·1 µmol/L. Ancrod was given at initial infusion rates of 1·00, 0·75 and 0·50 IU/kg, per 6 h, based on pre-treatment fibrinogen concentrations of greater than 13·2 µmol/L, 10·3–13·2 µmol/L, or less than 10·3 µmol/L, respectively. Fibrinogen was measured before treatment and at prespecified intervals. More frequent assessment of fibrinogen concentration was advised for patients with concentrations outside the target range at 12, 96, and 120 h after start of infusion so that the subsequent dose could be adjusted.

Patients were not allowed to receive antiplatelet agents, oral anticoagulants, thrombolytics, heparin, or other drugs that might affect the fibrinolytic system. While the study drug was being given, antiembolic stockings or intermittent pneumatic compression could be used as prophylaxis against deep-vein thrombosis. Unfractionated heparin was allowed only in individual patients according to standards in a few participating centres. In that case the drug was given in a blinded double-dummy procedure so that it was given only to patients not randomised to ancrod. After completion of intravenous treatment, all patients were allowed to receive prophylactic treatment (eg, aspirin or warfarin) at the physician’s discretion. Blinding was continuously monitored and undertaken successfully, as designed in the study protocol without unblinding when an endpoint occurred.

Functional success at 3 months was the primary outcome, defined as survival to follow-up with a Barthel Index score of 95–100 (range 0–100) or at least equal to the prestroke value. Secondary outcomes were the modified SSS18,19 the modified Rankin Scale, and death rates at 3 and 12 months, as well as CT infarct-volume data at day 7 (day range 5–10). Safety variables included death rates, adverse events within 3 months, and medical measurements including electrocardiograms and special haematology profiles. Particular attention was paid to bleeding events, including symptomatic and asymptomatic intracranial haemorrhage and bleeding at other sites, which were continuously monitored by the safety committee.

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Standardised CT (slice orientation, thickness, and intervals) was done at baseline to exclude intracranial haemorrhage, haemorrhagic transformation, and early signs of major developing infarction (diffuse hemisphere swelling, parenchymal hypodensity, effacement of sulci and lentiform nuclei). Therefore, a follow-up CT scan was done 7–10 days after stroke or within 48 h before hospital discharge, whichever was earliest. Copies of baseline and follow-up CT scans were sent to an external central review board for measurement of infarct volume. A blinded reading of the CT scans was undertaken by the neuroimaging committee whose task was to monitor assessment of development of infarction at baseline as protocol violations. Additionally, intracranial haemorrhages, such as parenchymal cerebral haemorrhage and haemorrhagic transformation, were categorised according to modifications of Larrue and colleagues’ criteria.21 Symptomatic haemorrhage was defined as a CT-documented intracranial haemorrhage combined with clinical deterioration. Asymptomatic haemorrhage was defined as intracranial haemorrhage only identified on follow-up CT scans without clinical worsening.

Statistical analysis

The original sample size (n=600) was based on the ability to detect an absolute difference in favourable functional outcome of 15% with ancrod from a placebo rate of 35%, with 95% power, a two-sided significance level of 0·05, and an allowance for a small (<15%) proportion of non-assessable patients. After the results of ECASS II,15 with refined CT selection criteria similar to ESTAT, and the US approval of rtPA for stroke in 1996, but before the first interim analysis in ESTAT, the STAT13 trial reported a significant improvement in functional outcome from 34% in the placebo group to 42% in the ancrod group (p=0·04; an absolute difference of about 8%). Thus the sample size of ESTAT was increased to 1680 patients, assuming an absolute effect of 8%, a placebo response of 35%, a power of 90%, and a two-sided significance level of 5%, with some account for non-assessable patients. One prespecified

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interim analysis was done after 670 patients had been followed up for 3 months, with an adjusted significance level of 0·0007 for efficacy and a futility assessment based on conditional power. If the conditional power based on the current trend22 was less than 30%, the trial would be stopped. The adjusted significance level needed for efficacy at the final analysis to maintain an overall a level of 0·05 was to be 0·0497 for the primary endpoint.23 An a risk of 0·05 was to be used for all other analyses. Except where indicated, all statistical tests were done according to intention-to-treat analysis, with the full analysis set and were 2-tailed. Overall mortality data were continuously monitored,20 and although there was a trend showing an increase in mortality in the ancrod group at some time points these differences were never significant.24 After the safety committee reviewed the data for the first 670 patients who completed 3 months of follow-up at the first planned interim analysis, they recommended that the trial be stopped on the basis of futility according to prespecified stopping rules. This recommendation was followed, by which stage, a further 552 patients had been randomised into the study, giving a total of 1222 randomised patients.

We used logistic regression for the primary efficacy analysis to compare proportions of favourable functional outcomes between treatment groups. Included in the model were treatment, pooled study centre, and two known main prognostic factors: age and pretreatment SSS score, both included as covariates in a categorised manner. The SSS score was recorded as a secondary efficacy endpoint with an analysis of covariance model.19 To fulfil the assumptions required for an analysis of covariance, the scores were normalised by the Blom transformation.25 Survival data were analysed with the log-rank test.26 The log-rank test was applied in two ways; first, looking at the period up to 3 months, and second, at the period up to 12 months. Safety endpoints were analysed in an exploratory way by means of the Fisher’s exact test. Differences in baseline and pretreatment characteristics were compared with the Fisher’s exact test for categorical variables and t tests for continuous variables. This trial was registered at ClinicalTrials.gov with the registration number NCT00343174.

Role of the funding source

The sponsor’s study design was used, but modified independently from the sponsor. Data analysis was done by both the sponsors and the authors independently, based on available data (see Discussion for further information). The corresponding author had full access to all the data in the study and had final responsibility for the decision to submit for publication.

	Ancrod (n=604)	Placebo (n=618)	Total (n=1222)
Age (years)
Mean (SD)	69·3(11·9)	67·7(12·5)	68·5(12·2)
Range	27–93	20–95	20–95

Sex
Male	364(60)%	371(60)%	735(60)%
Female	240(40)%	247(40)%	487(40)%

Ethnic origin n (%)
Caucasian	600(99)%	609(99)%	1209(99)%
Black	1(0·2)%	2(0·3)%	3(0·3)%
Asian	2(0·3)%	4(0·7)%	6(0·5)%
Other	1(0·2)%	3(0·5)%	4(0·3)%

Barthel Index (prestroke)
Mean (SD)	98·3(7·2)	98·5(7·4)	98·4(7·3)

Pretreatment SSS score (excluding gait)
Mean (SD)	26·6(9·5)	27·0(9·1)	26·8(9·3)

Categorised SSS score (%)
0–19	22·8	19·6	21·2
20–29	29·5	33·3	31·4
30–39	47·7	47·1	47·4
Previous strokes	65(11)%	77(13)%	142(12)%
Previous strokes within 6 weeks	1(2)%	0(0)%	1(2)%
Previous TIA	80(13)%	81(13)%	161(13)%

Systolic blood pressure (mm Hg)
Mean (SD)	157·6(23·9)	158·1(24·1)	157·9(24·0)
Range	92–231	90–235	90–235

Diastolic blood pressure (mm Hg)
Mean (SD)	86·7(13·5)	86·4(13·4)	86·6(13·4)
Range	37–125	47–138	37–138
Mean time between stroke and treatment,	271(67·4)	273(65·6)
min (SD)
Patients treated	n=602	n=614

Time to treatment
0–180 min	74(12)%	64(10)%	138(11)%
181–360 min	513(85)%	545(89)%	1058(87)%
>360 min	15(3)%	5(1)%	20(2)%

SSS=Scandinavian stroke scale. TIA=transient ischaemic attack. Data are number (%) unless otherwise indicated.

Table 1: Demographic and pretreatment characteristics

Results

Figure 1 shows the trial profile, and table 1 shows the baseline characteristics. These patients formed the full analysis set, which was analysed according to the principle of intention to treat. In the per-protocol set, 15 of 602 (3%) in the ancrod group and 5 of 614 (1%) in the placebo group were treated later than 6 h after stroke onset and therefore excluded. Similarly, of 1222 randomised patients, six did not receive study medication, 229 had early signs of infarct on CT, six had baseline fibrinogen of less than 2·9 µmol/L, and one had a baseline SSS score (without gait) of more than 39. According to CT and clinical exclusion criteria and posthoc exclusion of protocol violators, a total of 984 patients (81%) were included in the per-protocol set, of which 489 received ancrod and 495 placebo.

Functional outcome at 3 months, as measured by a Barthel Index score greater than 95 or return to prestroke value was much the same in the ancrod group (42% [44% in the per-protocol analysis]) as in the control group (42% [44%] [table 2]). Neurological recovery was worse in the

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placebo treated group than in the ancrod group (SSS score increased by 3·6 points in the ancrod vs 5·2 points in the placebo group, p=0·042). These findings were mainly caused by the worst possible score being conservatively assigned to deaths. Figure 2 shows the overall distribution of functional and neurological outcomes, including death, at 3 and 12 months. Further analysis of basic characteristics (sex, age, and ethnic origin) as well as grouping of patients according to initial study variables (SSS, time to treatment <3 h vs <6 h, or general variables [blood pressure, concomitant diseases, risk factors]) showed no differences in primary and secondary endpoints between both groups, nor did the groups differ in terms of the 7–10 day CT infarction volumes (54·1 mL [SD 82·4 mL, range 0–456·7 mL] in the ancrod group vs 48·1 [75·5 mL, 0–416·1 mL] in the placebo group; p=0·26).

Serious adverse events did not differ between the ancrod group and the placebo group (35% in the ancrod group vs 29% in the placebo group at 3 months; and 45% in the ancrod group vs 40% in the placebo group at 12 months). Mortality at 3 months was higher in the ancrod group than in the placebo group (120 [20%] vs 87 [14%], p=0·026) but at 12 months did not differ significantly (151 (25%) vs 131 (21%) respectively, p=0·25). Deaths could not be linked to any specific variable. Few patients died from symptomatic intracranial haemorrhage (four ancrod patients vs two controls). Furthermore, early rate of recurrent stroke or progression were similar in the two groups (17 (3%) in the ancrod group vs 14 (2%) in the placebo group), although increased morbidity and mortality in the ancrod group tended to be associated with systemic complications, such as pneumonia (25 of 604 in the ancrod group vs 13 of 618 in the placebo group), sepsis (eight of 604 vs two of 618), and total infections within 30 days (33 of 604 ancrod vs 15 of 618 placebo).

	Ancrod (n=604)		Placebo (n=618)		p
Functional outcome at 3 months (adjusted proportions)
Success	253	(42)%	258	(42)%	0·94
Failure	351	(58)%	360	(58)%
Time to treatment
>3 h (n=1078)	228 of 528	(43)%	233 of 550	(42)%	0·74
= 3 h (n=138)	25 of 74	(33)%	27 of 64	(42)%	0·17
Rankin Scale at 3 months (adjusted proportions)
Success	279	(46)%	294	(48)%	0·58
Failure	325	(54)%	324	(52)%
Mortality
At 3 months	120	(20)%	87	(14)%	0·026	*
At 12 months	151	(25)%	131	(21)%	0·25	†
SSS score (excluding gait)
Mean pretreatment	26·6		27·0
Mean change from baseline	+3·6		+5·2		0·042
Symptomatic ICH‡ (<28 days)	44	(7·3)%	9	(1·5)%	0·007
0–3 days	28	(5)%	4	(1)%
4–7 days	14	(2)%	3	(1)%
>7 days	2	(0)%	2	(0)%
Asymptomatic ICH‡ (<28 days)	32	(5)%	15	(2)%	0·011

ICH=intracerebral haemorrhage. From Log-rank test up to *3 months and †12 months. ‡According to event board evaluation. Data are number (%) unless otherwise indicated.

Table 2: Primary and secondary outcomes and bleedings (full analysis set)

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	STAT	ESTAT
Characteristics
Year of trial	1993–98	1996–2000
Year of publication	2000	2006 (abstract published 2000)
Trial design	New	Adapted from STAT with
a) extended treatment window
b) strict CT entry criteria
c) BP modifications
Countries included	USA, Canada	Europe, Australia, Israel
Demographics
Number of patients	500 (248 ancrod, 252 placebo)	1222 (604, 618)
Treatment	Same dosage and time in both studies	Same dosage and time in both studies
Time window	0–3 h after stroke	0–6 h after stroke
Other major inclusion criteria	Similar for both studies	Similar for both studies
Exclusion criteria	Similar for both studies, apart from strict CT criteria in ESTAT to exclude patients with already visible infarcts to reduce ICH risks in a longer time window	Similar for both studies, apart from strict CT criteria in ESTAT to exclude patients with already visible infarcts to reduce ICH risks in a longer time window
Primary outcome
	Ancrod vs placebo	Ancrod vs placebo
Favourable functional outcome	42% vs 34%	42% vs 42%
(BI>95 or prestroke level)
	p=0·04	p=0·94
Secondary outcome
Mortality at 90 days	25% vs 23%	20% vs 14%
	p=0·62	p=0·023
Neurological recovery SSS points	+2·6 vs 0·4	+3·6 vs 5·2
	p=0·07	p=0·042
Symptomatic ICH	5% vs 2%	7% vs 2%
	p=0·06	p=0·007
Asymptomatic ICH	19% vs 11%	5·3% vs 2%
	p=0·01	p=0·011

BP=Blood pressure. BI=Barthel Index. ICH=intracerebral haemorrhage. SSS=Scandanavian Stroke Scale.

Table 3: Characteristics, demographics, and outcomes for the Stroke Treatment with Ancrod Trial (STAT) and the European Stroke Treatment with Ancrod Trial (ESTAT)

Symptomatic and asymptomatic intracerebral haemorrhage at day 28, as assessed by the event board, occurred in 76 (13%) patients given ancrod and in 24 (4%) of those given placebo (relative risk 4, full analysis set p<0·0001), table 2). Symptomatic intracranial haemorrhage occurred significantly more often in patients given ancrod compared with those given placebo (7% vs 2%; p=0·007), and mainly arose within 7 days. Asymptomatic intracranial haemorrhage also occurred more often in the ancrod group than the placebo group (5% vs 2%, p=0·011). According to the assessment of the CT-review panel, these figures were 22% versus 12% (p=0·01) respectively. Symptomatic intra cerebral haemorrahge within 28 days did not differ significantly between groups of patients with different baseline fibrinogen concentrations.

Discussion

This trial followed the protocol designed for STAT13 for early treatment of acute ischaemic stroke with ancrod, a promising biological drug that acts on coagulation and blood viscosity. The results of ESTAT are compared with those of STAT in table 3. This trial included a larger number of patients and an extended treatment time (from 3 h to 6 h) than did STAT, but unlike in STAT, did not show a favourable benefit-risk profile of ancrod compared with placebo. Indeed, most patients in ESTAT were included beyond 3 h after onset of stroke, which is likely to be the main reason that no benefit was shown, and which is similar to the findings of ECASS14 and ECASS II.15 This finding suggests that additional vascular and brain-tissue imaging techniques might be the key to improved identification of patients who gain more benefit, and are at less risk from thrombolytic therapy within a long time window (3–9 h).27

Despite the discouraging differences in death and intracranial haemorrhage complications between the two groups, the overall death rate in ESTAT (20% in ancrod and 14% in placebo groups) was lower than in control groups of earlier controlled trials (21% in the NINDS tPA

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trial,1 23% in STAT,13 16% in ECASS,14) and for active treatment (17%, 25%, and 22%) apart from the rates of 11% versus 10% in ECASS II.15 This difference might be due to the effective exclusion of patients at high risk for intracranial haemorrhage with a CT protocol in ESTAT similar to ECASS II and to a better general management in stroke units since the mid-1990s. Indeed, the frequency of symptomatic intracranial haemorrhage in the ancrod group of ESTAT was similar to that in STAT (7% vs 5%), but that of intracranial-haemorrhage-related death was much lower (ESTAT four of 604, 0·7% vs STAT ten of 248, 4%) despite the extended time window. Thus increased morbidity and mortality associated with ancrod were not only due to intracranial haemorrhage, but were possibly associated with early systemic complications. Although similar aspects were mentioned in STAT,13 an increased susceptibility of patients to infection once treated with a biologically potent substance remains speculative. A specific mechanism that implicated the defibrinated state could be another potential reason for the finding of increased morbidity and mortality in the ancrod group. All these comparisons are indirect, however, and the differences might be due to differences in casemix at trial entry, differences in general management across centres, and trends toward global improvement of care, as suggested by the improved outcomes in the more recent studies.

Preliminary data from this trial were first presented at the World Federation of Neurology Congress in London in 2001.28 Soon thereafter, the sponsor company (Knoll AG), which was always supportive of the scientific outcomes of this trial, was sold. In the meantime, data from the study were not fully available to the investigators, and further analysis was difficult. Only with the support of many dedicated investigators and after careful reassessment of the material finally provided, could the members of the executive and safety committees prepare this report on behalf of the investigators. This situation illustrates the understandable but often regrettable divergences between sponsor and investigators’ interests, leading to scientific losses and unethical waste of patients’ and investigators’ efforts. The bias towards easier publication of successful trials, sometimes at too early a stage, is another important issue to consider: the publication of this report is therefore an important recognition of the scientific and medical value of all clinical trials.

ESTAT investigators

Australia: D Crimmins (East Gosford, NSW), S Davis (Royal Melbourne Hospital, Parkville, Victoria; and Western Hospital, Footscray, Victoria); Austria: U Baumhackl (AÖ Krankenhaus St, Pölten), F Fazekas (Karl-Franzens-Universität, Graz), M Brainin (Landesnervenklinik Gugging, Maria Gugging), E Rumpl (AÖ Landeskrankenhaus Klagenfurt), Belgium: E Baeck (AZ Stuivenberg, Antwerpen), M Gille (St Elisabethkliniek, Brussels), F Piessens (AZ Sint-Norbertus, Du0 el), M Maes (Sint Maria Ziekenhuis, Halle), D Deyn (AZ Middelheim, Antwerpen); Czech Republic: J Bauer (VFN University Hospital, Prague), E Ehler (District Hospital, Pardubice), Z Kadanka (FnsP Bohunice, Brno), P Kalvach (University Hospital, Prague), J Polivka (University Hospital, Pilzen), V Prochazka (District Hospital, Ostrave-Fifejdy); Finland: K Ahlhainen, M Kaislakoski (Pohjois-Karjalan, Joensuu), L Hakamies (Vaasa Central Hospital, Vaasa), J Luiksonen (Mikkeli Central Hospital, Mikkeli), O Pammo (Central Hospital, Lahti), A Pilke (Kymenlaakso Central Hospital, Kotka), France: M-H Mahagne (Hôpital Saint Roch, Nice); G Rancurel (La Pitié-Salpétrière, Paris), C Tannier (Centre Hospitalier A Gayraud Carcassonne), F Viallet (Centre Hospitalier Général, Aix-en-Provence), G Géraud (CHU Rangueil, Toulouse); Germany: H C Diener (Universitätsklinikum, Essen), H W Greiling (Klinikum Nürnberg Süd, Nürnberg), W Hacke (Ruprecht-Karls-Universität, Heidelberg), P Haller (Städtisches Klinikum, Osnabrück), M Hennerici (Universitätsklinikum, Mannheim), D Kömpf (Medizinische Universität, Lübeck), H Landgraf (Städtisches Wenckebach-Krankenhaus, Berlin), H D Langohr (Städtisches Klinikum, Fulda), P Limbourg (Stadtkrankenhaus, Worms), K Lowitzsch (Klinikum, Ludwigshafen), B Ringelstein (Westfälische Wilhelms-Universität, Münster), R Schneider (Klinikum, Ascha0 enburg), D Schneider (Universität, Leipzig), G Schwendemann (Zentralkrankenhaus Bremen-Ost, Bremen), U Sliwka (Friedrich-Schiller-Universität, Jena), W Steinke (Marien-Hospital, Düsseldorf), C Weiller (Universitätsklinikum, Hamburg Eppendorf), L Lachenmayer (AK Barmbek, Hamburg), P Vogel (AK St Georg, Hamburg), V Hossmann (Krankenhaus Porz am Rhein, Köln), K Schimrigk (Universitäts-Nervenklinik, Homburg-Saar), W Paulus (Georg-August-Universität, Göttingen); Hungary: A Fazekas (Szent István Korhaz, Budapest), Z Ha0 ner,(Petz Aladar Megyei Korhaz, Györ), S Horváth (Flor Ferenc County Hospital, Kistarcsa), Z Nagy, N Szegedi (OPNI National Institut, Budapest), J Nickl (Z Megyei Korhaz, Zalaegerszeg), I Sági (Megyei Kozhaz II, Miskolc); Israel: N Bornstein (Sourasky Medical Center, Tel Aviv), B Gross (Carmel Medical Center, Haifa), M Rabey (Asaf Harofeh Hospital, Zerifi n), D Tanne (Sheba Medical Center, Tel Hashomer), M Sadeh (Wolfson Hospital, Cholon); Italy: C Cappelletti (Ospedale NS Giovanni di Dio, Firenze), A Carolei (Ospedale Regionale di Coppito, L’ Aquila), C Fieschi (Università La Sapienza, Roma), V Gallai (Instituto di Clinica, Perugia), C Gandolfo (Centro Ictus, Genova), Alfonso Lagi (Ospedale S Maria Nuova, Firenze), L Murri (Spedali Riuniti di S, Pisa), V Toso (Ospedale Civile, Vicenza); Netherlands: A E Boon (St Annaziekenhuis, Geldrop), C L Franke (Atrium, Heerlen), R J de Graaf (Pasteur Ziekenhuis, Oosterhout), B J van Kasteren (Sint Joseph Ziekenhuis, Veldhoven), K Keizer (C Ziekenhuis, Eindhoven), G J R Luijckx (Maasland Ziekenhuis, Sittard), E Sanders (Ziekenhuis, Breda), J W A Swen (Reinier de Graaf Gasthuis, Delft), H Verbiest (Ziekenhuis De Baronie, Breda), van Germert (Alg Christ Ziekenhuis, Amersfoort); Poland: A Czlonkowska (Psychoneurology Institute, Warsaw), W Fryze (Specjalistyczny Psychitryczno, Gdansk-Wrzeszcz), U Kepa-Zawacka (Wojewodzki Hospital, Pila), W Kozubski (Medical School, Poznan), A Kuczyska (Wolski Hospital, Warszawa), H Kwiecinski (Warsaw Medical School, Warsaw), E Mako (Krakow Specialistic Hospital, Krakow), R Mazur (Medical School, Bydgoszcz), K Selmaj (Medical Academy, Lodz); Spain: J Alvarez (Hospital Valle Hebrón, Barcelona), E D Tejedor (Universidad Autonoma, Madrid), A G Peralta (Hospital Virgen del Rocío, Sevilla), J C Martinez-Castrillo (Hospital Ramón y Cajal, Madrid), E Mostacero (Hospital Lozano Blesa, Zaragoza), J A Villanueva Osorio (Hospital Gregorio, Madrid); Sweden: S Bornhov (Medicinkliniken, Helsingborg); Switzerland: B Weder (Klinik für Neurologie, St Gallen); UK: D H Barer (Queen Elisabeth Hospital, Gateshead), R S Dijkhuizen (Aberdeen Royal Infi rmary, Aberdeen), G Ford (Freeman Hospital, Newcastle), G Y H Lip (City Hospital, Birmingham). Steering and advisory committee-M G Hennerici (Chair) (Universitätsklinikum, Mannheim, Germany), J Bogousslavsky (Swiss Medical Network, Clinique Valmont-Genolier, Glion, Switzerland), G Lenzi (Università delgi Studi die Roma “La Sapienza”, Roma, Italy), G Rancurel (La Pitié-Salpétrière, Paris, France). Safety and data monitoring committee-J M Orgogozo (Chair) (Hôpital Pellegrin, Bordeaux, France), R Kay (S-Cubed PAREXEL, She8eld, UK), M Verstraete, Katholieke Universiteit, Leuven, Belgium). Neuroimaging committee-M Lindqvist (Karolinska Hospital, Stockholm, Sweden); I Berry (CHU Hôpital Rangueil, Toulouse, France); A Schwartz (Klinikum Nordstadt, Hannover, Germany). Event committee-B Weder (Kantonspital St Gallen, Switzerland), J Wöhrle (Kath-Klinikum, Koblenz, Germany).

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Contributors

All authors substantially contributed to the overall design, writing, and editing of this report. All authors prepared and critically reviewed the report, MGH coordinated the final version from a first draft version, RK reviewed all presented statistical data.

Conflict of interest statement

All authors were compensated for serving on the scientific advisory committees by Knoll, Germany.

Acknowledgments

We thank O Sedlaczek for support with data review; and M Garcia-Knapp for secretarial assistance (both Universitätsklinikum, Mannheim, Germany). The study was sponsored by Knoll Germany.

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